UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated March 26, 2004
Commission file number 0-21080

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada (State or other jurisdiction of incorporation or organization)	None (I.R.S. Employer Identification No.)

3000, 425 — 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑

[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934].

Yes ☐	No ☑

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-13456, 333-97305 AND 333-6436) AND FORM F-3 (FILE NO. 33-77022 OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:

1.	Notice of Meeting and Management Information Circular;

2.	Form of Proxy; and

3.	Voting Instructions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)

Date:	March 26, 2004	By:	/s/ “Blaine G. Melnyk”

Blaine G. Melnyk
Corporate Secretary &
Associate General Counsel

MANAGEMENT INFORMATION CIRCULAR

ANNUAL AND SPECIAL MEETING

OF SHAREHOLDERS OF ENBRIDGE INC.

TO BE HELD ON MAY 5, 2004

TORONTO, ONTARIO

March 4, 2004

March 4, 2004

Dear Shareholder:

     Please accept my personal invitation to attend the Annual and Special Meeting of Shareholders which will take place on May 5, 2004 at the Fairmont Royal York Hotel in Toronto. The meeting is your opportunity to meet with the Board of Directors and the Senior Management Team to discuss items of interest to you, last year’s performance, and to receive an in-person presentation outlining our efforts to ensure that Enbridge Inc. remains one of your most valued investments.

     The items of business to be dealt with and the details of the meeting are listed in the attached Notice of Meeting. The business will include receiving the Consolidated Financial Statements and the Report of the Auditors for the fiscal year ended December 31, 2003, the election of Directors, the appointment of Auditors and approving certain amendments to By-Law No. 1 of the Corporation.

     Information concerning the Corporation is available on our website at www.enbridge.com. The Investor Information page is of particular interest and outlines financial performance, frequently asked questions, historic financial data and presentations recently made to the investment community. You will also find recently filed corporate disclosure documents in the Investor Information page on the website under “Reports & Services”.

     If you are unable to attend in person, I urge you to vote your shares indicating your preferences by any of the means available to our shareholders as described in the Management Information Circular.

Sincerely,

(signed) PATRICK D. DANIEL
President &
Chief Executive Officer

ENBRIDGE INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

     The Annual and Special Meeting (the “Meeting”) of holders of common shares (the “Enbridge Shares”) of Enbridge Inc. (“Enbridge” or the “Corporation”) will be held in the Imperial Room of the Fairmont Royal York Hotel, 100 Front Street West, Toronto, Ontario on Wednesday, May 5, 2004 at 1:30 p.m. (local time) for the purposes of:

(1)	Receiving the Consolidated Financial Statements and the report of the Auditors for the fiscal year ended December 31, 2003;

(2)	Electing Directors for the ensuing year;

(3)	Appointing the Auditors of the Corporation and authorizing the Directors to fix their remuneration;

(4)	Considering and, if thought fit, passing a resolution, with or without variation, approving certain amendments to By-Law No. 1 of the Corporation; and

(5)	Considering such other matters as may properly come before the Meeting or any adjournment thereof.

     Only holders of record of Enbridge Shares at the close of business on March 19, 2004 will be entitled to vote in respect of the matters to be voted on at the Meeting or any adjournment thereof.

     DATED at Calgary, Alberta, this 4th day of March, 2004.

By Order of the Board

(signed) BLAINE G. MELNYK
Corporate Secretary &
Associate General Counsel

     Your vote is important regardless of the number of Enbridge Shares you own. Registered shareholders who are unable to attend the Meeting in person are asked to follow the instructions to either complete, sign, date and return the enclosed form of proxy relating to the Enbridge Shares held by them in the postage paid return envelope provided for that purpose for use at the Meeting or to vote by telephone or over the internet.

     To be used at the Meeting, a paper form of proxy must be deposited with CIBC Mellon Trust Company at one of its principal corporate trust offices in Calgary, Halifax, Montreal, Toronto, Vancouver or Winnipeg, the addresses of which are listed in Appendix “D” to the Management Information Circular, at any time up to 4:00 p.m. (local time) on May 3, 2004 (or 48 hours prior to any adjournment of the Meeting). Complete directions for use of the telephone or the internet to transmit your voting instructions are provided with the form of proxy and are described in the Management Information Circular.

General Information
Share Capital and Principal Holders Thereof
Board of Directors and Board Committees
Remuneration of Directors
Statement of Corporate Governance Practices
Particulars of Matters to be Acted Upon
Election of Directors
Appointment of Auditors
Financial Statements
Amendment to By-Law No. 1 of the Corporation
Shareholder Proposals
Executive Compensation
Summary Compensation Table
Composition of the Human Resources & Compensation Committee
Report on Executive Compensation
Performance Graph
Termination of Employment and Change of Control Arrangements
Stock Options
Pension Plan
Supplemental Information — Compensation for 2004
Interest of Insiders in Material Transactions
Indebtedness of Directors and Senior Officers
Liability Insurance of Directors and Officers
Transfer Agent and Registrar
Proxy Voting Options
Background Information
Registered Shareholders
Beneficial (or non-registered) Shareholders
Appointment of Proxy
Discretionary Authority of Proxy
Revocation of Proxy
Solicitation of Proxies
Approval by the Board of Directors
Appendix “A” — Director Attendance
Appendix “B” — Statement of Corporate Governance Practices
Appendix “C” — Amendment to By-Law No. 1 of the Corporation
Appendix “D” — CIBC Mellon Trust Company — Principal Corporate Trust Offices

General Information	1

Share Capital and Principal Holders Thereof	1

Board of Directors and Board Committees	1

Remuneration of Directors	2

Statement of Corporate Governance Practices	3

Particulars of Matters to be Acted Upon	3
Election of Directors	3
Appointment of Auditors	6
Financial Statements	8
Amendment to By-Law No. 1 of the Corporation	8

Shareholder Proposals	9

Executive Compensation	10
Summary Compensation Table	10
Composition of the Human Resources & Compensation Committee	11
Report on Executive Compensation	11
Performance Graph	15
Termination of Employment and Change of Control Arrangements	15
Stock Options	15
Pension Plan	16
Supplemental Information — Compensation for 2004	18
Interest of Insiders in Material Transactions	18
Indebtedness of Directors and Senior Officers	19

Liability Insurance of Directors and Officers	19

Transfer Agent and Registrar	19

Proxy Voting Options	19
Background Information	19
Registered Shareholders	20
Beneficial (or non-registered) Shareholders	21

Appointment of Proxy	21

Discretionary Authority of Proxy	21

Revocation of Proxy	21

Solicitation of Proxies	22

Approval by the Board of Directors	22

Appendix “A” — Director Attendance	A-1
Appendix “B” — Statement of Corporate Governance Practices	B-1
Appendix “C” — Amendment to By-Law No. 1 of the Corporation	C-1
Appendix “D” — CIBC Mellon Trust Company — Principal Corporate Trust Offices	D-1

ENBRIDGE INC.
MANAGEMENT INFORMATION CIRCULAR

GENERAL INFORMATION

     This Management Information Circular (the “Circular”) is furnished in connection with the solicitation of proxies by and on behalf of the management of Enbridge Inc. (“Enbridge” or the “Corporation”) and its Board of Directors (the “Board”). The accompanying form of proxy (“Proxy Form”) is for use at the Annual and Special Meeting of the holders of common shares (the “Enbridge Shares”) of Enbridge (the “Shareholders”) to be held on Wednesday, May 5, 2004 and at any adjournment thereof (the “Meeting”).

     All dollar amounts set forth in this Circular are in Canadian dollars, unless otherwise indicated.

     Management anticipates that this Circular and the accompanying Proxy Form will be mailed to the Shareholders on or about March 26, 2004. Unless otherwise stated, information contained in this Circular is given as at March 4, 2004. The principal executive and registered office of the Corporation is located at Suite 3000, 425 – 1st Street S.W., Calgary, Alberta, T2P 3L8, and the Corporation’s telephone number is (403) 231-3900. The solicitation will be primarily by mail but proxies may also be solicited personally or by telephone by employees of the Corporation (see “Solicitation of Proxies”).

SHARE CAPITAL AND PRINCIPAL HOLDERS THEREOF

     The authorized share capital of Enbridge consists of an unlimited number of common shares and an unlimited number of non-voting preference shares, issuable in series. As at March 4, 2004 there were 172,114,061 Enbridge Shares issued and outstanding, which were held by approximately 7,088 holders of record. Each Enbridge Share entitles the holder thereof to one vote at the Meeting. Holders of record of Enbridge Shares at the close of business on Friday, March 19, 2004 will be entitled to vote at the Meeting (see “Proxy Voting Options”).

     There is no single holder known to the Corporation who beneficially owns, directly or indirectly, or who exercises control or direction over, in excess of 10% of the outstanding Enbridge Shares. Noverco Inc. and its affiliates own in the aggregate 16,602,400 Enbridge Shares, representing approximately 9.6% of the issued and outstanding Enbridge Shares. Pursuant to a Share and Warrant Subscription Agreement dated August 27, 1997 among Noverco Inc., Gaz Métropolitain, Inc. and the Corporation, the Corporation agreed to use its best efforts to facilitate the maintenance of Noverco Inc.’s aggregate ownership interest in the Corporation at approximately 10% by permitting Noverco Inc. to participate in any future offerings of Enbridge Shares.

BOARD OF DIRECTORS AND BOARD COMMITTEES

     As at the date of this Circular, the Directors of the Corporation are: David A. Arledge, James J. Blanchard; J. Lorne Braithwaite; Patrick D. Daniel; E. Susan Evans; William R. Fatt; Richard L. George; Louis D. Hyndman; Robert W. Martin; George K. Petty; and Donald J. Taylor.

     Enbridge does not have an executive committee of its Board of Directors. There were 12 meetings of the Board in 2003 and 11 meetings in 2002. For attendance information concerning Board and committee meetings, see Appendix “A”.

     Enbridge is required by law to have an audit committee. The Chair of the Audit, Finance & Risk Committee is R.W. Martin and the other members are D.A. Arledge, E.S. Evans, W.R. Fatt and L.D. Hyndman. The principal function of the Audit, Finance & Risk Committee is to review Enbridge’s financial statements and recommend their approval or otherwise to the Board.

     Enbridge has an Environment, Health & Safety Committee of which L.D. Hyndman is Chair and the other members are J.J. Blanchard, J.L. Braithwaite, R.L. George, and G.K. Petty. The principal function of the Environment, Health & Safety Committee is to monitor and oversee recommendations with respect to the environment, health and safety policies, practices and procedures of Enbridge and its subsidiaries.

     Enbridge has a Governance Committee of which G.K. Petty is Chair and the other members are J.J. Blanchard, J.L. Braithwaite and D.J. Taylor. The principal function of the Governance Committee is to review and make recommendations regarding policies and procedures relating to the governance of the Corporation by the Board.

     Enbridge has a Human Resources & Compensation Committee (see “Composition of the Human Resources & Compensation Committee” on page 11).

REMUNERATION OF DIRECTORS

     Directors (other than P.D. Daniel) are eligible to participate in the Corporation’s Directors’ Compensation Plan. The purpose of the plan, as recommended by external independent consultants, is to provide a compensation system for Directors of the Corporation that:

(1)	will attract and retain qualified individuals; and

(2)	reflects the responsibilities, commitments and risks accompanying Board membership in a manner that is consistent with and will advance the interests of the Corporation and its Shareholders.

     The following table sets forth the types of retainers and fees, the amount of such retainers and fees and the payment options for such retainers and fees under the Directors’ Compensation Plan effective July 1, 2003:

Director Compensation Table

		Elective Payment Form(1)

			Stock	Deferred Stock
	Amount(2)	Cash	Equivalent(3)	Units(4)

Board Retainer — Annual	$30,000	✓	✓	✓
Additional Chair of the Board Retainer	$155,000	✓	✓	✓
Additional Committee Retainer — Annual	$3,000		✓	✓
Committee Chair Retainer — Annual	$3,500	✓		✓
Additional Audit, Finance & Risk Committee Chair Retainer — Annual	$5,000	✓		✓
Meeting Fee — Board	$1,500	✓		✓
Meeting Fee — Committee	$1,500	✓		✓
Travel Fee	$1,500	✓		✓

Notes:

(1)	Directors are required to elect to receive the payment of a particular retainer or fee in increments of 25%, except for the Additional Committee Retainer — Annual where the Director must elect to receive payment in either the Stock Equivalent or Deferred Stock Units. For example, a Director could elect to receive his/her Board Retainer — Annual in 25% cash, 25% Stock Equivalent and 50% Deferred Stock Units.

(2)	Directors with an American principal residency are paid the same face amounts in U.S. dollars.

(3)	Under this payment option, the Director is paid the equivalent value of cash in Enbridge Shares based on the weighted average of the trading price for the Enbridge Shares on the Toronto Stock Exchange for the five trading days immediately preceding the date of payment (the “Stock Equivalent”).

(4)	Under this payment option, the Director is paid the equivalent cash value in Deferred Stock Units based on the weighted average of the trading price for the Enbridge Shares on the Toronto Stock Exchange for the five trading days immediately preceding the date of payment. The value of a Deferred Stock Unit, when converted to cash, is equivalent to the market value of an Enbridge Share at the time the conversion takes place. Deferred Stock Units held attract dividends in the form of additional Deferred Stock Units at the same rate as dividends on the Enbridge Shares. A Director cannot convert Deferred Stock Units to cash until the Director ceases to be a member of the Board.

     Directors are reimbursed for all out-of-pocket expenses incurred to attend a Board or committee meeting.

     Under the Directors’ Compensation Plan, the Board has discretion to determine annually the guidelines setting forth the voluntary level of combined Enbridge Share and Deferred Stock Unit ownership by each Director. In 2003, the level was six times the annual retainer (i.e., $180,000) to be achieved over a period of time (the “Target Level”). In order to assist each Director to reach and maintain the Target Level, the Corporation provides an annual retention stock bonus grant (the “Share Retention Bonus”) to each Director of one Enbridge Share for each five Enbridge Shares or Deferred Stock Units held by the Director for a minimum period of one year. The Share Retention Bonus is not payable on Enbridge Shares or Deferred Stock Units held by a Director in excess of the Target Level.

     From January 1, 2003 to July 1, 2003, the Directors’ Compensation Plan provided a fourth payment option that allowed Directors to be paid the equivalent cash value in stock options based on a value determination made at least annually using a Black-Scholes model (the fourth payment option mentioned had been available to Directors since June 30, 1999 and was discontinued, effective July 1, 2003). During this period, the plan also provided that the Meeting Fee for both Board and committee meetings and the Travel Fee would only be paid in cash, the Additional Committee Retainer — Annual would only be paid in Stock Equivalent and the Additional Chair of the Board Retainer would only be paid in cash or Stock Equivalent.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

     Enbridge Shares are listed on the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange (the “NYSE”). The TSX and the NYSE have each adopted corporate governance guidelines or rules that apply to entities listed on the respective exchange. Canadian securities regulators and the U.S. Securities and Exchange Commission (under the U.S. Sarbanes-Oxley Act) have enacted or propose to enact additional corporate governance requirements.

     The Corporation complies will all corporate governance rules now applicable to it and intends to comply with any new or additional corporate governance standards that will be applicable to the Corporation in the future.

     A complete description of the Corporation’s approach to corporate governance is set out in the “Statement of Corporate Governance Practices” attached as Appendix “B” to this Circular.

PARTICULARS OF MATTERS TO BE ACTED UPON

Election of Directors

     The Articles of the Corporation provide that the number of its Directors shall be neither more than 15 nor less than 1, as the Board may from time to time determine. The Governance Committee of the Board acts as the nominating committee. The Board is presently comprised of 11 Directors. The Board, by resolution dated February 24, 2004, has established the size of the Board effective May 5, 2004 at 11 Directors.

Individuals Proposed To Be Nominated

     The following are the names of the 11 individuals proposed to be nominated for election as Directors at the Meeting (all of whom have consented to stand for election). The ages, the other positions and offices with Enbridge, the present principal occupation and the principal occupations during the five preceding years, the year in which each was first elected a Director and the number of Enbridge Shares beneficially owned or over which control or direction is exercised by each of them as at March 4, 2004 are set out below. Each Director elected will hold office as a Director of Enbridge from the date of the Meeting until the close of the next annual meeting of Shareholders or until his or her successor is duly elected, unless that Director’s office is vacated.

DAVID A. ARLEDGE (Age 59)

Mr. Arledge joined the Board of Directors in 2002 and is a member of the Audit, Finance & Risk Committee and the Human Resources & Compensation Committee.

Mr. Arledge is also a Director of Realty Group of Naples, LLC (real estate investment firm) of Naples, Florida (since January, 2002) and AmerUs Group Co. (life insurance company) (since October, 2002). Mr. Arledge resigned as Vice-Chairman of the Board of Directors of El Paso Corporation (integrated energy company) in November, 2001 having served in that capacity since the merger of El Paso and Coastal Corporation earlier that year. From 1993 to 2001, Mr. Arledge held many senior executive and operating positions at the Coastal Corporation, most recently retiring as Chairman, President & Chief Executive Officer in early 2001. Mr. Arledge served in various executive positions in finance at Coastal Corporation from 1983 to 1993, including Vice President, Senior Vice President, and Executive Vice President and Chief Financial Officer.

Mr. Arledge owns 8,072 Enbridge Shares.

JAMES J. BLANCHARD (Age 61)

Mr. Blanchard joined the Board of Directors in 1999 and is a member of the Environment, Health & Safety Committee and the Governance Committee.

Mr. Blanchard served as United States Ambassador to Canada between 1993 and 1996. A former Governor of Michigan, he also spent four terms in Congress, and currently practices law with Piper Rudnick in Michigan and Washington, D.C. Mr. Blanchard is also a Director of Brascan Corporation, Kasten Chase Applied Research Limited, Minacs Worldwide Inc., Nortel Networks Corporation, Teknion Corporation and Bennett Environmental, Inc.

Mr. Blanchard owns 4,853 Enbridge Shares and 2,881 Deferred Stock Units.

J. LORNE BRAITHWAITE (Age 62)

Mr. Braithwaite joined the Board of Directors in 1989 and is a member of the Environment, Health & Safety Committee and the Governance Committee.

Mr. Braithwaite was President and Chief Executive Officer of Cambridge Shopping Centres Limited (developer and manager of retail shopping malls in Canada) from 1978 to 2001. Mr. Braithwaite is also a Director of Enbridge Gas Distribution Inc., The Canadian Institute of Public Real Estate Companies and Jannock Properties Limited, a Trustee of Enbridge Commercial Trust, a subsidiary entity of Enbridge Income Fund, and is a member of the CDIC Real Estate Advisory Panel. Mr. Braithwaite is a Past Chairman (1995-96) of the International Council of Shopping Centres and is also the Past President (1995-97) of The Canadian Institute of Public Real Estate Companies.

Mr. Braithwaite owns 12,141 Enbridge Shares and 392 Deferred Stock Units.

PATRICK D. DANIEL (Age 57)

Mr. Daniel joined the Board of Directors in 2000 and has been President & Chief Executive Officer of the Corporation since January 1, 2001.

Mr. Daniel has been a senior executive officer of the Corporation for over 12 years and is also a Director of Enbridge Gas Distribution Inc., Enbridge Pipelines Inc., Enbridge Energy Company, Inc., the general partner of Enbridge Energy Partners, L.P., Enbridge Energy Management, L.L.C., the delegatee of the general partner of Enbridge Energy Partners, L.P., EnCana Corporation and Enerflex Systems Ltd. and a Trustee of Enbridge Commercial Trust, a subsidiary entity of Enbridge Income Fund.

Mr. Daniel owns 156,703 Enbridge Shares and holds options to acquire 579,650 Enbridge Shares.

E. SUSAN EVANS (Age 58)

Mrs. Evans joined the Board of Directors in 1996 and is a member of the Audit, Finance & Risk Committee and the Human Resources & Compensation Committee.

Mrs. Evans was formerly Chairman of the Audit Committee for the Province of Alberta. Mrs. Evans is also a Director of Canadian Oil Sands Limited. Previously, Mrs. Evans was Vice President, Law & Corporate Affairs and Corporate Secretary of Encor Inc. (oil and gas company).

Mrs. Evans owns 12,941 Enbridge Shares and 176 Deferred Stock Units.

WILLIAM R. FATT (Age 52)

Mr. Fatt joined the Board of Directors in 2000 and is a member of the Audit, Finance & Risk Committee and the Chair of the Human Resources & Compensation Committee.

Mr. Fatt is the Chief Executive Officer of Fairmont Hotels & Resorts Inc. and was, prior to October 2001, the Chairman and Chief Executive Officer of Canadian Pacific Hotels & Resorts Inc. He is also a director of Enbridge Gas Distribution Inc., EnCana Corporation, The Jim Pattison Group Inc., Sun Life Financial Inc. and Toronto General & Western Hospital Foundation and is Vice Chairman and a Trustee of Legacy Hotels Real Estate Investment Trust.

Mr. Fatt owns 4,440 Enbridge Shares and 2,206 Deferred Stock Units.

RICHARD L. GEORGE (Age 53)

Mr. George joined the Board of Directors in 1996 and is a member of the Environment, Health & Safety Committee and the Human Resources & Compensation Committee.

Mr. George is the President and Chief Executive Officer and a Director of Suncor Energy Inc. (integrated oil and gas company). He is also a Director of GlobalSantaFe Corporation. He has been Chief Executive Officer of Suncor Energy Inc. since 1991 and was Chairman of the Board from 1993 to 1994.

Mr. George owns 7,300 Enbridge Shares and 3,777 Deferred Stock Units.

LOUIS D. HYNDMAN (Age 68)

Mr. Hyndman joined the Board of Directors in 1993 and is Chair of the Environment, Health & Safety Committee and a member of the Audit, Finance & Risk Committee.

Mr. Hyndman has been a Senior Partner of Field Law LLP, Barristers and Solicitors, since 1986. Mr. Hyndman is also a Director of Enbridge Pipelines Inc., Clarke Inc., Canadian Urban Equities Ltd., Ellis Don Inc., Meloche Monnex Inc., Melcor Developments Ltd. and TransAlta Corporation. From 1967 to 1986, he was a member of the Legislative Assembly of the Province of Alberta and served as Provincial Treasurer and in two other ministerial portfolios.

Mr. Hyndman owns 10,042 Enbridge Shares and options to acquire 1,762 Enbridge Shares.

ROBERT W. MARTIN (Age 67)

Mr. Martin joined the Board of Directors in 1992 and is the Chair of the Audit, Finance & Risk Committee and a member of the Human Resources & Compensation Committee.

Mr. Martin is also a Director of Enbridge Gas Distribution Inc., Cara Operations Ltd. and HSBC Bank Canada and a Trustee of Atlas Cold Storage Income Trust. He was formerly Chairman of Silcorp Limited (convenience stores) from 1993 to 1999 and the President and Chief Executive Officer of The Consumers’ Gas Company Ltd. (now Enbridge Gas Distribution Inc.) from 1984 to 1992.

Mr. Martin owns 18,318 Enbridge Shares, options to acquire 2,556 Enbridge Shares and 735 Deferred Stock Units.

GEORGE K. PETTY (Age 62)

Mr. Petty joined the Board of Directors in 2001 and is a member of the Environment, Health & Safety Committee and the Chair of the Governance Committee.

Mr. Petty is also a Director of Enbridge Energy Company, Inc., the general partner of Enbridge Energy Partners, L.P., Enbridge Energy Management, L.L.C., the delegatee of the general partner of Enbridge Energy Partners, L.P., and FuelCell Energy, Inc. Mr. Petty was formerly President & Chief Executive Officer of Telus Corporation (telecommunications company) from November 1, 1994 to October 31, 1999.

Mr. Petty owns 6,270 Enbridge Shares and 956 Deferred Stock Units.

DONALD J. TAYLOR (Age 69)

Mr. Taylor joined the Board of Directors in 1979 and is presently Chair of the Board and a member of the Governance Committee and the Human Resources & Compensation Committee.

Mr. Taylor is also a Director of Enbridge Pipelines Inc. and Wajax Ltd. Previously, Mr. Taylor was an Executive Vice President of Shell Canada Ltd. and President of Shell Canada Products Ltd.

Mr. Taylor owns 14,823 Enbridge Shares and 1,120 Deferred Stock Units.

Notes:

(1)	“Year First Became a Director” refers to the year the person named was elected or appointed as a Director of the Corporation or of its predecessor parent, Interprovincial Pipe Line Inc.

(2)	Each Director and Officer has advised that he or she has sole voting and investment power as to the Enbridge securities beneficially owned. Information as to securities beneficially owned, or over which control or direction is exercised, not being within the knowledge of Enbridge, has been furnished by respective persons individually.

     Each of the persons named in the above table was elected a Director of the Corporation by a vote of Shareholders at the annual meeting held on May 4, 2003. There is no family relationship between any of the current Directors or the individuals proposed to be nominated for election as Directors of Enbridge.

     A Share and Warrant Agreement dated August 27, 1997 among Noverco Inc., Gaz Métropolitain, Inc. and the Corporation sets forth terms by which Noverco Inc. will acquire and maintain an ownership interest in the Corporation and also contains terms regarding the composition of the Board. With respect to composition of the Board, the parties agreed that so long as Noverco Inc. or its subsidiaries remain the registered and beneficial owners of an aggregate of at least 8% of the outstanding Enbridge Shares on an annual basis, management and Directors of the Corporation shall nominate and support the election to the Board of at least one individual, and possibly more in proportion to the percentage of outstanding Enbridge Shares owned by Noverco Inc. to all Enbridge Shares outstanding. Mr. Michel Gourdeau was the individual representing Noverco Inc. by such right of nomination until his retirement on October 26, 2003.

     Unless specified in a Proxy Form or by telephone or internet voting instruction that the Enbridge Shares represented by the proxy shall be withheld from voting for the election of one or more Directors, it is the intention of the persons designated in the enclosed Proxy Form to vote FOR the election of the proposed nominees listed, all of whom are now Directors of Enbridge.

Appointment of Auditors

     PricewaterhouseCoopers LLP (or a predecessor firm, Price Waterhouse) (“PwC”) have been the auditors of the Corporation and its wholly-owned subsidiary, Enbridge Pipelines Inc., since 1992 and 1949, respectively. PwC’s address is Suite 3100, 111 – 5th Avenue S.W., Calgary, Alberta, T2P 5L3.

     The Board, on recommendation from the Audit, Finance & Risk Committee, recommends the re-appointment of PwC as auditors.

     It is the intention of the persons designated in the enclosed Proxy Form to vote FOR the re-appointment of PwC as auditors of the Corporation to hold office until the close of the next Annual Meeting of Shareholders at a remuneration to be fixed by the Board. Unless specified in a Proxy Form or by telephone or internet voting instruction that the Enbridge Shares represented by the proxy shall be withheld from voting for the appointment of auditors, PwC will be appointed if a majority of votes cast by Shareholders present or represented by proxy at the Meeting vote in favour of the resolution. Representatives of PwC are expected to be present at the Meeting, will have the opportunity to make a statement if they so desire, and will be available to respond to appropriate questions.

     United States regulatory authorities have adopted new rules effective on July 31, 2005 which will require, among other things, that the audit committee be responsible for any recommendation or nomination of an outside auditor by the Corporation. Canadian regulatory authorities have adopted a similar rule effective on the date of the annual meeting of Shareholders in 2005. The Corporation intends to comply with these rules.

Auditor Independence

     The Corporation understands that auditor independence is an essential element to maintaining the integrity of its financial statements. The Corporation’s Audit, Finance & Risk Committee has responsibility to oversee the external auditor. For a description of the Corporation’s Audit, Finance & Risk Committee, see “Statement of Corporate Governance Practices — Committees of the Board of Directors — Audit, Finance & Risk Committee” starting on page B-1 in Appendix “B”.

     The Canadian securities regulators have passed rules, applicable to the Corporation in future years, which will address the independence of the external auditor, the services for which they may be engaged and the disclosure of fees paid to them. The Corporation is also subject to the provisions of the United States Sarbanes-Oxley Act of 2002, which introduced a series of accounting and corporate governance reforms. Under certain of these provisions, which came into effect on May 6, 2003, the external auditors may not provide the following services:

•	bookkeeping or other services related to accounting records or financial statements;

•	financial information systems design and implementation;

•	appraisal or valuation services, fairness opinions, or contribution-in-kind reports;

•	actuarial services;

•	internal audit outsourcing services;

•	management functions or human resources;

•	broker or dealer, investment adviser, or investment banking services;

•	legal services; and

•	expert services unrelated to the audit.

The Corporation complies with all such rules which are now applicable in Canada and in the United States.

     In response to these changes and other pending legislative and regulatory changes regarding auditor independence, on February 23, 2003, and with modifications, on October 30, 2003, the Corporation’s Audit, Finance & Risk Committee adopted a policy that requires pre-approval by the Audit, Finance & Risk Committee of any services to be provided by the auditors, whether audit or non-audit services. The external auditors may be best equipped to render certain categories of services (such as tax compliance services) to the Corporation in the most efficient and economical manner. The Board believes that it is appropriate for the Corporation to preserve its ability to retain its external auditors for non-audit services in the permitted categories. The Audit, Finance & Risk Committee believes that the policy will protect the Corporation from the potential loss of independence of the external auditors.

     The Audit, Finance & Risk Committee annually reviews with the external auditors their qualifications and independence, including formal written statements delineating all relationships between the auditors, their affiliates and the Corporation that may impact the auditors’ independence and objectivity. The Corporation is disclosing all services rendered by the auditors by category, as described below, together with the corresponding fees paid to the auditors for each category of service for the years ended December 31, 2002 and 2003.

Fees paid to Auditors

     The following table sets forth the fees paid to PwC for the financial years ended December 31, 2002 and 2003.

	Year ended December 31

	2003	2002

Audit Fees	$976,600	$1,249,550
Audit-Related Fees	365,000	26,000
Tax Fees	170,240	81,300
All Other Fees	75,750	494,610	(1)

Total Fees	$1,587,590	$1,851,460

Note:

(1)	Of this amount, approximately 82% related to a working capital audit performed in connection with the disposition of the Energy Services business.

Financial Statements

     The Directors will place before the Meeting the Consolidated Financial Statements and Auditors’ Report for the fiscal year ended December 31, 2003. The 2003 Annual Report to Shareholders, which contains the Consolidated Financial Statements and the Auditors’ Report, is included with the general mailing of this Circular to Shareholders, which is expected to be made on or about March 26, 2004. The 2003 Annual Report, the Notice of Meeting and the Circular will be available for viewing (and electronic delivery) on or about March 26, 2004 at www.enbridge.com in the Investor Information page under the heading “Reports & Services”. Additional copies of the Annual Report are available from the office of the Corporate Secretary of the Corporation.

Amendment to By-Law No. 1 of the Corporation

     By-Law No. 1 of the Corporation, which regulates the business and affairs of the Corporation, has been amended, to the extent considered appropriate by the Board, to reflect improvements in process and accountability to the Shareholders. The amendments took effect on February 24, 2004, the date of the Directors’ resolution making such amendments, but they will cease to be effective unless confirmed at the Meeting by ordinary resolution of the Shareholders.

     The amended sections of By-Law No. 1 have been reproduced in Appendix “C” in a form that shows both the original and the amended language. Each of the amendments and the rationale therefor are described below. Shareholders may obtain a complete copy of By-Law No. 1 from the Corporate Secretary of the Corporation by sending a written request to 3000, 425 – 1st Street S.W., Calgary, Alberta, T2P 3L8, by faxing a written request to (403) 231-5929, by calling (403) 231-3900 or by sending an e-mail to corporatesecretary@enbridge.com.

     Section 11 has been revised to change the quorum requirement for a shareholders’ meeting from 3 persons present and entitled to vote to 3 persons present and holding, or representing by proxy, at least 25% of the issued and outstanding shares entitled to vote at the Meeting. The reason for the change is to better align quorum for a meeting of Shareholders with the interests of Shareholders, reflecting the widely held nature of the Enbridge Shares and the fact that they are listed for trading on the TSX and the NYSE. Sections 15 and 29 have been revised so that at either a meeting of Shareholders or a meeting of Directors, the Chair of the Board of Directors no longer has a second or casting vote in the case of an equality of votes. The reason for the revision is to remove any basis for the suggestion that the Chairman has any voting power at a meeting of Shareholders or a meeting of Directors beyond the normal voting powers conferred upon any other Shareholder or Director, respectively. Section 20 has been revised to change the quorum for the transaction of any business at a meeting of the Board of Directors from four Directors to a simple majority of Directors. This revision provides Shareholders with the further assurance that all decisions made by the Board must reflect sufficient representation of Directors or members of the Board, while at the same time enabling an appropriate representative number of Directors to do business on behalf of the Corporation when not all Directors are available.

     Section 28 has been revised and represents an addition to the section of the by-law that deals with Directors and meetings of Directors. Section 28 enables the Board to confer upon the Chair of the Board such powers and discharge such duties as it deems appropriate, from time to time. Previous to the amendments, this definition of the duties of the Chair of the Board was found under the section of the by-law relating to officers, where the Chair of the Board was also defined as an officer of the Corporation. This provision, found in Section 36 of the by-law, has been amended to reflect the fact that the Directors will no longer appoint the Chair of the Board as an officer of the

Corporation but simply as an officer of the Board. This will enable the Corporation to transparently describe the holder of the position of Chair of the Board as a non-management, non-executive member of the Board of Directors who is not an officer.

     All other revisions to sections of By-Law No. 1 are consequential adjustments to the numbering of the other sections in the by-law.

     The amendments to By-Law No. 1 became effective upon being approved by the Board; however, under the Canada Business Corporations Act, the Board is required to submit the amendments to the Shareholders at the Meeting, at which time the Shareholders may confirm, reject or amend the amendments. The Shareholders will be asked at the Meeting to consider and, if thought fit, to approve, by a simple majority of votes cast at the Meeting, the following resolution (the “By-Law Resolution”):

     RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.	The amendments to By-Law No. 1 of the Corporation, as set forth in Appendix “C” to the Management Information Circular of the Corporation dated March 4, 2004, are hereby ratified, confirmed and approved.

2.	The Corporate Secretary or any officer of the Corporation be and each of them is hereby authorized, for and on behalf of the Corporation, to execute and deliver such other documents and instruments and take such other actions as such officer may determine to be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions.

     The Board has determined that amending By-Law No. 1 is in the best interests of the Shareholders and unanimously recommends that the Shareholders vote to approve the By-Law Resolution. The By-Law Resolution requires the approval of a simple majority of the votes cast at the Meeting in order to be adopted, failing which the amendments to By-Law No. 1 shall cease to be effective.

     Unless otherwise specified in a proxy form or by telephone or internet voting instruction that the Enbridge Shares represented by the proxy shall be voted against the By-Law Resolution, it is the intention of the persons designated in the enclosed Proxy Form to vote FOR the approval of the By-Law Resolution.

SHAREHOLDER PROPOSALS

     A shareholder proposal that was submitted by Carpenters’ Local 27 Pension Trust Fund for consideration at the Meeting was withdrawn by mutual agreement to further explore the issue raised. The proposal concerned senior executive equity compensation by the Corporation and consideration of alternate means by which the Corporation would provide senior executives with long term incentive compensation.

     The Canada Business Corporations Act, which governs the Corporation, provides that shareholder proposals must be received by December 3, 2004 to be considered for inclusion in the management information circular and the form of proxy for the 2005 annual meeting of Shareholders, which is expected to be held on or about May 4, 2005.

EXECUTIVE COMPENSATION

     The following table sets forth the annual, long-term and other compensation paid or granted by the Corporation and its subsidiaries for the three financial years ended December 31, 2001, 2002 and 2003, respectively, to the individuals who were, at December 31, 2003, the Chief Executive Officer and the four other executive Officers of the Corporation with the highest salary and bonus compensation in the 2003 financial year (the “Named Executive Officers”). All amounts shown in the table are reported in Canadian dollars unless otherwise noted.

Summary Compensation Table

		Annual Compensation			Long-Term Compensation

					Awards		Payouts

				Other	Securities Under	Restricted Shares		All
				Annual	Options/	or Restricted Share		Other Compensation
Name and Principal		Salary	Bonus	Compensation(2)(3)	SARs Granted(4)	Units	LTIP Payouts(5)	(6)(7)
Position	Year	($)	($)	($)	(#)	($)	($)	($)

P.D. Daniel	2003	730,250	973,000	64,114	75,000	—	—	36,512
President & Chief	2002	661,500	335,500	62,133	360,000	—	—	33,075
Executive Officer	2001	618,500	760,000	61,958	60,000	—	—	15,100

D.C. Tutcher(1)(8)	2003	US$309,750	US$235,000	US$35,000	50,000	—	—	US10,000
Group Vice Presodemt	2002	US$296,250	US$91,000	US$40,000	150,000	—	—	US$11,625
Transportation South	2001	US$178,125	US$300,000	—	95,000	—	—	US$293,906	(9)

S.J.J. Letwin(1)	2003	413,000	370,000	37,778	40,000	—	—	89,063	(10)
Group Vice President,	2002	394,000	169,000	40,771	140,000	—	—	61,563	(10)
Distribution & Services	2001	378,250	430,000	46,883	40,000	—	—	98,863	(10)

J.R. Bird(1)	2003	391,750	340,000	36,564	40,000	—	—	16,580
Group Vice President,	2002	375,250	143,000	36,374	140,000	—	—	16,553
Transportation North	2001	360,000	365,000	38,820	40,000	—	—	8,900

S.J. Wuori(1)	2003	357,500	320,000	51,448	40,000	—	—	16,399
Group Vice President &	2002	328,750	138,000	45,416	140,000	—	—	15,639
Chief Financial Officer	2001	303,750	330,000	51,689	40,000	—	—	7,438

Notes:

(1)	In 2001, a portion of the amount awarded to certain of the Named Executive Officers under the Short-Term Incentive Plan was designated for the purchase of Enbridge Shares at market value. These shares are referred to as “Restricted Shares” as the sale or transfer of these shares was restricted for a one-year period. The purchase price of the Restricted Shares was $43.34. The portion of the Short-Term Incentive Plan award that was designated for the purchase of Restricted Shares was US$50,000 for Mr. Tutcher, $100,000 for Mr. Letwin, $75,000 for Mr. Bird and $50,000 for Mr. Wuori. See “Report on Executive Compensation — Annual Incentive Awards”.

(2)	Amounts in this column include: the Flexible Perquisites Allowance (as described in Note 3 below), flex credits paid as additional compensation (as described in Note 3 below), reimbursements for professional financial services and the taxable benefit from loans by the Corporation, which were granted prior to the enactment of Sarbanes-Oxley in 2002 for relocation or hiring incentive purposes (and amounts reimbursed for the payment of taxes relating to such benefit).

(3)	In fiscal 2003, the Named Executive Officers were given a Flexible Perquisites Allowance to pay for perquisites that may have been previously paid by the Corporation on behalf of each executive. Effective July 1, 2001, the Corporation adopted a flexible benefit program where employees receive an amount of flex credits based on their family status and base salary. Flex credits can be: (a) used to purchase various benefits (such as extended health or dental coverage, disability insurance and life insurance) on the same terms as are available to all employees; (b) applied as contributions to the Stock Purchase and Savings Plan (as described in Note 6 below); or (c) paid to the employee as additional compensation. In 2003, Mr. Daniel received perquisites and other personal benefits totaling $64,114, of which $49,500 related to his Flexible Perquisites Allowance; Mr. Tutcher received perquisites and other personal benefits totaling US$35,000, of which US$30,000 related to his Flexible Perquisites Allowance; Mr. Letwin received perquisites and other personal benefits totaling $37,778, of which $35,000 related to his Flexible Perquisites Allowance; Mr. Bird received perquisites and other personal benefits totaling $36,564, of which $35,000 related to his Flexible Perquisites Allowance; and Mr. Wuori received perquisites and other personal benefits totaling $51,448 of which $35,000 related to his Flexible Perquisites Allowance.

(4)	Each option entitles the holder to acquire the indicated number of Enbridge Shares. Particulars of the stock options are provided under the heading “Stock Options”.

(5)	The Corporation’s long-term incentive plan has been a stock option plan that is reported in the column Long-Term Compensation — Awards — Securities Under Options/SARs Granted. Stock option plans are excluded from the definition of “LTIP Payouts”, consequently the value realized from exercising options is not reported in this column. See “Stock Options — Aggregated Options/SAR Exercises During the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values” on page 16. The Corporation had no other LTIP program in 2003, 2002 and 2001.

(6)	Until July 1, 2001, the Corporation made contributions under the Stock Purchase and Savings Plan, a plan to which Canadian employees of Enbridge may contribute from 2% to 30% of their base salary, with employee contributions up to 5% matched (depending upon years of service) by the Corporation. Enbridge contributions were used to purchase Enbridge Shares at market value and, in respect of employee contributions, employees were permitted to select from among 15 designated funds or Enbridge Shares. Effective July 1, 2001, the Corporation implemented a new Stock Purchase and Savings Plan (the “Savings Plan”). Under the Savings Plan, Canadian employees of Enbridge may contribute from 1% to 35% of their base salary for investment in among 15 designated funds or Enbridge Shares. The first 2.5% of an employee’s base salary contributed to the Savings Plan must be used to purchase Enbridge Shares at market value. Employees who participate in the Savings Plan can receive up to 2.5% of their base salary in flex credits based on their years of service and the amount of their contributions to the Savings Plan. The amount of flex credits applied as contributions to the Savings Plan (as described in Note 3) by the Named Executive Officers under the Corporation’s flexible benefit program is reported in the table.

(7)	Employees of the Corporation in the United States participate in the Enbridge (U.S.) Inc. Savings Plan (the “401(k) Plan”) where employees may contribute up to 50% of their base salary, with employee contributions up to 5% matched by the Corporation (all subject to the contribution limits specified in the Internal Revenue Code). The Corporation’s contributions are used to purchase Enbridge Shares at market value and the employee’s contributions may be used to purchase Enbridge Shares or nine designated funds. The Corporation made contributions of US$8,806 (2001), US$11,625 (2002) and US$10,000 (2003) to the 401(k) Plan for the benefit of Mr. Tutcher.

(8)	Mr. Tutcher joined the Corporation subsequent to the closing of the Corporation’s acquisition of Midcoast Energy Resources, Inc. on May 11, 2001. Mr. Tutcher’s compensation is stated and paid in U.S. currency (“US$”).

(9)	Amount includes a cash signing incentive of US$285,000, which was paid to Mr. Tutcher pursuant to an employment agreement with the Corporation dated May 11, 2001.

(10)	Amount includes relocation subsidies of $69,667 (2003), $41,289 (2002) and $89,500 (2001).

Composition of the Human Resources & Compensation Committee

     Enbridge has a Human Resources & Compensation Committee (the “Committee”) which is presently comprised of the following Directors (the date of their appointment to the Committee is listed after their name): D.A. Arledge (January 1, 2002), E.S. Evans (May 3, 2002), W.R. Fatt (Chair) (May 3, 2002), R.L. George (April 29, 1999), R.W. Martin (February 1, 2001) and D.J. Taylor (May 2, 1996).

     Since January 1, 1994, no member of the Committee has been an officer or employee of the Corporation or any of its subsidiaries, or has had any relationship with the Corporation except as a Director, other than D.J. Taylor, Chair of the Board, who was a non-executive officer solely due to the definition in the Corporate By-Laws stating that the Chair of the Board was an officer. As of February 24, 2004, the By-Law has been revised so that the Chair of the Board is no longer an officer of the Corporation. This By-Law revision is subject to confirmation at the Meeting (see Page 8).

Report on Executive Compensation

     The Corporation’s executive compensation program is administered by the Committee. As part of its mandate, the Committee approves the appointment and remuneration of the Corporation’s senior officers, including the Named Executive Officers identified in the Summary Compensation Table (collectively, the “Senior Officers”). The Committee is also responsible for reviewing the Corporation’s compensation policies and guidelines generally. The Committee met five times during the fiscal year ended December 31, 2003. It is the objective of the Committee to ensure that the compensation of senior executives is sufficiently competitive to attract and retain highly qualified executives and to link incentive compensation to performance. The executive compensation program of the Corporation is comprised of three major components: base salaries, a short-term incentive plan and a long-term incentive plan.

     In determining the remuneration of the Senior Officers, the Committee makes use of formal assessments, market comparisons and advice from independent external compensation consultants. The Committee refers to competitive compensation data for a comparator group comprised of 15 large Canadian companies (the “Comparator Group”). These organizations are of similar size and complexity to the Corporation and are representative of the types of organizations with which the Corporation must compete for its Senior Officers. Total compensation levels are set at the median of the Comparator Group to reflect the competitive level of the market place as well as the responsibility level of each position.

     The Committee places considerable emphasis on performance-based remuneration and gives consideration to the Corporation’s long-term interests, actual performance achievements (as measured against pre-established corporate, business unit and individual goals) as well as qualitative aspects of the individual performance and achievements of its Senior Officers, as demonstrated by leadership ability, major project responsibility and contributions to the Corporation’s industry and community development activities. If the corporate, business unit and individual Senior Officer performance targets are exceeded, it is intended that Senior Officer total compensation levels be competitive with the total compensation levels of other top performing executives within the Comparator Group.

Base Salaries

     Base salaries for Senior Officers are paid based on competitive market data for similar roles and levels of responsibility within the Comparator Group. Salary levels for the Named Executive Officers are determined through annual compensation studies of the Comparator Group. Individual salaries for the Named Executive Officers are reviewed annually based on corporate and personal performance and on individual levels of responsibility.

     The Committee submits for the approval of the Board its recommendation as to the salary of the President & Chief Executive Officer. The Committee considers and, if thought fit, approves salaries recommended by the President & Chief Executive Officer for the other Senior Officers of the Corporation.

Annual Incentive Awards

     Through the Corporation’s Short-Term Incentive Plan (the “STIP”) a substantial portion of senior management’s annual compensation is linked to the achievement of pre-defined corporate performance, business unit performance and individual performance objectives. For 2003, all of the Named Executive Officers had corporate performance measures that included return on equity in 2003 and total shareholder return (share price appreciation and dividends paid) over a three-year period relative to a comparator group. Corporate performance and business unit earnings measures are established and reviewed annually by the Committee.

     Target incentives based on each participant’s level of responsibility within the Corporation are established as a percentage of base salary and reflect competitive practice within the Comparator Group. If certain performance levels are achieved, incentive awards are payable and are intended to provide incentive amounts that are competitive with incentives that would be paid to other executives within the Comparator Group in similar circumstances. For example, if the Corporation’s performance was in the top quartile of the Comparator Group, the Corporation would expect to pay incentive awards in the top quartile of the Comparator Group. Awards under the STIP are paid in cash or other equivalent consideration, including Restricted Shares, which formed a portion of the awards paid for the fiscal year ended December 31, 2001. Restricted Shares are Enbridge Shares that have been purchased at market value utilizing a designated portion of the STIP award. Restricted Shares result in the recipient taking a stronger ownership position in the Corporation as they cannot be sold or transferred for a specified period of time.

     The STIP provides for the payment of incentive awards that may be below or in excess of target awards. No incentives are payable if threshold performance levels are not attained. Senior Officers could receive up to 100% (150% in the case of the President & Chief Executive Officer) of base salaries when outstanding performance results are achieved. The factor by which incentive awards are calculated is prorated between the threshold, target and maximum award depending on actual performance under each of the performance measures. In administering the STIP, the Committee may, in its judgment, vary incentive awards payable to participants if the application of the incentive formula confers unintended results. The STIP award for the President & Chief Executive Officer is recommended by the Committee for approval by the Board while awards for the other Named Executive Officers are considered and, if thought fit, approved by the Committee on the recommendation of the President & Chief Executive Officer.

     In 2003, awards under the Corporation’s STIP were determined by the Committee on the basis of a combination of: (1) the actual return on equity being above the targeted return on equity threshold level; (2) average total shareholder return of 10.8% for the three year period ended December 31, 2003, being in the third quartile (51st – 75th percentile) relative to a comparator group; (3) business unit performance measures, where applicable, ranging between missing threshold budgeted earnings to exceptional performance; and (4) individual performance measures as assessed by the President & Chief Executive Officer and, in the case of the President & Chief Executive Officer, by the Committee. In the opinion of the Committee, STIP payments reflected corporate performance, business unit performance and the individual contributions of the Named Executive Officers in 2003.

Mid-Term and Long-Term Incentives

     The Committee reviewed and restructured the Corporation’s long-term incentive program in 2003. In January of 2004, the Board approved a proposal to amend long-term incentive pay for certain Senior Officers, including the Named Executive Officers, starting in 2004 by introducing a performance stock unit plan (the “PSU Plan”) as a mid-

term incentive. It is intended that performance stock units (“PSUs”) will be granted in lieu of a portion of the stock options that would otherwise have been granted under the Incentive Stock Option Plan (2002) (the “ISOP”).

     The Corporation’s ISOP (long-term incentive) currently provides for the grant of stock options and consists of time-vested and performance-vested options. The ISOP provides participating executives with the opportunity to acquire an increased proprietary interest in the Corporation, in a manner consistent with advancing the interests of the Corporation, by motivating and rewarding such executives in relation to the Corporation’s long-term performance, growth and total shareholder return. Although the ISOP also provides that stock appreciation rights (“SARs”) may be granted in connection with an option, the Corporation has not granted SARs since November 3, 1994.

     The mix of PSUs, time-vested stock options and performance-vested stock options will vary according to a participating executive’s level within the Corporation and competitiveness with award opportunities offered by the Comparator Group. The introduction of PSUs, which have performance conditions, and the reduction in time-vested stock options will shift the emphasis to performance-based mid-term and long-term incentives. The performance-based weighting of the expected value of award opportunities for the Named Executive Officers will increase from approximately 40% to 70%.

Performance Stock Unit Plan (Mid-Term Incentive)

     The PSU Plan is highly performance-based and is designed to strengthen the link between the interests of the Shareholders and the participating executives by aligning the payout of awards with total shareholder value creation in a manner consistent with advancing the interests of the Corporation. PSUs provide an incentive that focuses executives on stock price performance and dividend growth. Performance conditions reward or penalize executives for relative shareholder value creation during the plan term.

     Under the PSU Plan, participating executives receive annual awards of PSUs. The initial value of each of these PSUs is equivalent to one Enbridge Share. Each award may be paid out at the end of a three-year performance cycle based on: (1) the price of an Enbridge Share at the end of the three-year period; (2) additional PSUs representing dividends paid during the three-year period; and (3) the Corporation’s total shareholder return over a three-year period relative to a peer group of companies established in advance by the Committee.

     Payments under the PSU Plan may be increased by up to 200% of the original award when the Corporation outperforms its peer group. If the Corporation’s performance fails to meet threshold performance levels, no payments are made under the PSU Plan. The Corporation will not issue any Enbridge Shares in connection with the PSU Plan.

     The Committee will review and approve annual awards of PSUs for each participating executive, which for 2004 will include the President & Chief Executive Officer and each of his direct reports.

Incentive Stock Option Plan (Long-Term Incentive)

     Generally, awards of stock options are considered annually by the Committee on the recommendation of the President & Chief Executive Officer and by the Committee alone concerning the President & Chief Executive Officer. Each stock option awarded entitles the recipient to acquire a specified number of Enbridge Shares at an exercise price not less than 100% of the last sale price of the Enbridge Shares on the TSX on the trading day prior to the date of the grant. In the event that an option is awarded at a time when a trading blackout is in effect, the effective date of the stock option shall be no earlier than the fourth trading day following the date of termination of the trading blackout and the exercise price shall be no less than the weighted average trading price of Enbridge Shares on the TSX for the three trading days immediately prior to the effective date of the stock option. In connection with the determination of the number of stock options that may be granted, the Committee further considers a target ratio of the current Enbridge Share price to base salary as well as considering individual performance achievements and succession potential.

     During 2003, stock options to acquire 1,042,000 Enbridge Shares at $41.65 per share were awarded to 256 eligible employees, including the Named Executive Officers. For additional information on the outstanding stock options, including the cost of the stock options to the Corporation, please see Note 14 to the Corporation’s audited consolidated financial statements for the year ended December 31, 2003, which are contained in the Corporation’s 2003 Annual Report.

Performance-Based Options (Long-Term Incentive)

     In order to provide further long-term incentives to participating executives and to align their interests with those of Shareholders, a special performance-based stock option to acquire an aggregate of 810,000 Enbridge Shares at $46.30 per share was awarded to eligible employees, including the Named Executive Officers, on September 16, 2002 for a five year term, which term will extend to eight years if any of the stock options become exercisable before the end of the five-year term. The performance-based stock options become exercisable, as to 50% of the grant, if the price of an Enbridge Share exceeds $61.00 for the 20 consecutive trading days during the period September 16, 2002 to September 16, 2007 and, as to 100% of the grant, if the price of an Enbridge Share exceeds $71.00 for 20 consecutive trading days during the same aforementioned period.

     For additional information on the outstanding performance-based stock options, please see Note 14 to the Corporation’s audited consolidated financial statements for the year ended December 31, 2003, which are contained in the Corporation’s 2003 Annual Report.

Share Ownership Guidelines

     On January 1, 2002, the Corporation implemented share ownership guidelines for Senior Officers requiring them to attain target levels of ownership by December 31, 2005. The President & Chief Executive Officer is required to own common shares of the Corporation with a value equal to four times his annual salary. In 2003 and with the consent of the Board, Mr. Daniel exercised 295,250 stock options from 10 different grants dating back to 1993. Mr. Daniel retained a significant number of the Enbridge Shares acquired upon the exercise of such stock options and, at December 31, 2003, held 156,583 Enbridge Shares, representing a share ownership level of 11.2 times his annual salary.

     Other Senior Officers are required to own Enbridge Shares with a value of two times their annual salary. Officers at the Vice President level are required to own Enbridge Shares with a value equal to their annual salary. These guidelines apply to any individuals subsequently hired or appointed to assume such positions, provided that such individuals will have a period of four years from their date of hiring or appointment to attain the applicable target level of share ownership. As of December 31, 2003, other Senior Officers averaged 10.9 times their annual salaries; and officers at the Vice President level averaged 1.1 times their annual salaries.

Compensation of the Chief Executive Officer

     Mr. Daniel’s base salary is determined through annual compensation surveys of the Comparator Group and is reviewed annually based on corporate and personal performance. The Board determines Mr. Daniel’s annual bonus award based on three factors (the weight ascribed to each factor is noted below): (1) the assessment of the Corporation’s annual return on equity compared to budgeted return on equity (40%); (2) average total shareholder return over a three year period compared to industry competitors (40%); and (3) the Committee’s evaluation of Mr. Daniel’s performance in relation to annual objectives agreed to in advance (20%). Based on these factors, the Board approved the award to Mr. Daniel of a cash bonus of $973,000 for 2003. For the LTIP component of 2003 compensation, an award of stock options to purchase 75,000 Enbridge Shares at a price of $41.65 per share was granted to Mr. Daniel. Based on competitive market data, this grant is within the competitive range of long-term incentive grants for chief executive officers in the Comparator Group.

     This “Report on Executive Compensation” is presented by the Human Resources & Compensation Committee of the Board of Directors:

W.R. Fatt, Chair	R.L. George
D.A. Arledge	R.W. Martin
E.S. Evans	D.J. Taylor

Performance Graph

     The following chart compares Enbridge’s five-year cumulative shareholder return (assuming reinvestment of dividends) for $100 invested in Enbridge Shares on December 31, 1998 with the cumulative total returns of the S&P/TSX Composite Index for the five most recently completed financial years.

Enbridge vs. S&P/TSX Composite Index
Historical Total Return
Five Years Ended December 31, 2003

Termination of Employment and Change of Control Arrangements

     The Corporation has entered into employment contracts with certain employees, including each of the Named Executive Officers. Each contract provides that should the Named Executive Officer experience involuntary termination of employment for any reason (other than cause), elect to terminate their employment within 60 days of the first anniversary of the occurrence of a “change of control” of the Corporation (as defined in the agreements) or elect to terminate their employment within 60 days following constructive dismissal, subject to the terms of the contract, the executive will be paid 200% of the sum of: (i) twelve times the gross monthly salary paid to the executive in the last full month of employment; (ii) the average of the last two years of the STIP awards paid to the executive; and (iii) the cash value of the last annual credit allowance and Flexible Perquisite Allowance provided to the executive; plus an amount equal to the value of the STIP award to be paid for the calendar year in which termination occurs, pro rated based upon the number of days of employment of the executive in such year. For these purposes, unless consented to by the executive, “constructive dismissal” is deemed to occur when the executive ceases to be an officer of the Corporation or an officer of a successor to a material portion of the assets of the Corporation; incurs a material decrease in title, position, responsibility, powers or reporting relationships; incurs a reduction in annual salary, excluding bonuses; or incurs a material reduction in the value of the executive’s employee benefits, plans and programs.

     The President & Chief Executive Officer has entered into an employment contract on identical terms to those described above, except that he is entitled to 300%, rather than 200%, of the amounts noted above.

Stock Options

     The two tables which follow, set forth information concerning options granted under the Incentive Stock Option Plan (2002) relating to the Named Executive Officers during the financial year ended December 31, 2003.

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

				Market Value of
		% of Total		Securities
	Securities Under	Options/SARs		Underlying
	Options/SARs	Granted to	Exercise or	Options/SARs at
	Granted(1)	Employees	Base Price	Date of Grant
Name	(#)	in Financial Year	($/Share)	($/Share)	Expiration Date

P.D. Daniel	75,000	7.20%	41.65	41.65	February 6, 2013
D.C. Tutcher	50,000	4.80%	41.65	41.65	February 6, 2013
S.J.J. Letwin	40,000	3.84%	41.65	41.65	February 6, 2013
J.R. Bird	40,000	3.84%	41.65	41.65	February 6, 2013
S.J. Wuori	40,000	3.84%	41.65	41.65	February 6, 2013

Note:

(1)	The options issued at $41.65 per share noted above were granted on February 6, 2003. Each option becomes exercisable as to the first 25% after one year from the date of grant, as to the second 25% after two years from the date of the grant, as to the third 25% after three years from the date of the grant and as to the final 25% after four years from the date of the grant.

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED
FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

					Value of Unexercised
			Unexercised Options/SARs		In-The-Money Options/SARs At
			At Financial Year-End(1)		Financial Year-End(2)
	Securities Acquired	Aggregate Value
	on Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
Name	(#)	($)	(#)	(#)	($)	($)

P.D. Daniel(3)	295,250	5,889,099	45,000	468,750	615,000	4,545,000
D.C. Tutcher	—	—	158,347	202,500	3,108,051	1,972,200
S.J.J. Letwin	15,000	264,000	200,000	205,000	3,755,250	2,237,000
J.R. Bird	115,000	1,966,460	214,000	205,000	5,443,250	2,237,000
S.J. Wuori	73,000	1,480,054	112,005	201,250	2,091,311	2,135,750

Notes:

(1)	Options issued in financial years 1994 through 2003 and not exercised on or before December 31, 2003, in respect of indicated numbers of Enbridge Shares.

(2)	Based on the difference between the closing price of the Enbridge Shares on the TSX on December 31, 2003 ($53.70) and the exercise or base price of unexercised options to acquire Enbridge Shares multiplied by the number of Enbridge Shares under option. This value has not been realized, and may never be realized. The actual gains on exercise, if any, will depend on the value of the Enbridge Shares on the date of exercise.

(3)	See “Share Ownership Guidelines”, page 14.

Pension Plan

     The following tables illustrate the benefits payable under the defined benefit component of the Corporation’s trusteed non-contributory pension plans (the “Plan”), which apply to the Corporation’s Corporate and Transportation units and include the Named Executive Officers. The tables illustrate the total annual pension entitlements assuming the eligibility requirements for an unreduced pension have been satisfied. Plan benefits that exceed maximum pension rules applicable to registered plan benefits are paid from the Corporation’s supplemental pension plan. Other trusteed pension plans, with varying contribution formulae and benefits, cover the balance of Canadian and United States employees.

     For service prior to January 1, 2000, the Plan provides a yearly pension payable after age 60 in the normal form (60% joint and last survivor) equal to: (a) 1.6% of the sum of (i) the average of the participant’s highest annual salary during three consecutive years out of the last ten years of credited service and (ii) the average of the participant’s three highest annual performance bonus periods, represented in each period by the greater of 50% of the actual bonus paid or the lesser of the target bonus and actual bonus, in respect of the last five years of credited service, multiplied by (b) the number of credited years of service. This pension is offset, after age 60, by 50% of the participant’s Canada Pension Plan (“CPP”) benefit prorated by years in which the participant has both credited service and CPP coverage. An unreduced pension is payable if retirement is after age 55 with 30 or more years of service, or after age 60. Early retirement reductions apply if a participant retires and does not meet these requirements.

     For service after December 31, 1999, the Plan provides for senior management employees (including the Named Executive Officers) a yearly pension payable after age 60 in the normal form (60% joint and last survivor) equal to: (a) 2% of the sum of (i) the average of the participant’s highest annual base salary during three consecutive years out of the last ten years of credited service and (ii) the average of the participant’s three highest annual performance bonus periods, represented in each period by 50% of the actual bonus paid, in respect of the last five years of credited service, multiplied by (b) the number of credited years of service. An unreduced pension is payable if retirement is after age 55 with 30 or more years of service, or after age 60. Early retirement reductions apply if a participant retires and does not meet these requirements. Retirement benefits paid from the Plan are indexed at 50% of the annual increase in the consumer price index.

     For additional information on post-employment benefits, including funded status and pension assets and liabilities, see Note 17 to the Corporation’s audited consolidated financial statements for the year ended December 31, 2003, which are contained in the Corporation’s 2003 Annual Report.

PENSION PLAN TABLES

Service Prior to January 1, 2000, before CPP Offset

	Years of Credited Service

Remuneration(1)	10	15	20	25	30	35

300,000	48,000	72,000	96,000	120,000	144,000	168,000
400,000	64,000	96,000	120,000	160,000	192,000	224,000
500,000	80,000	120,000	160,000	200,000	240,000	280,000
600,000	96,000	144,000	192,000	240,000	288,000	336,000
700,000	112,000	168,000	224,000	280,000	336,000	392,000
800,000	128,000	192,000	256,000	320,000	384,000	448,000
900,000	144,000	216,000	288,000	360,000	432,000	504,000
1,000,000	160,000	240,000	320,000	400,000	480,000	560,000
1,100,000	176,000	264,000	352,000	440,000	528,000	616,000
1,200,000	192,000	288,000	384,000	480,000	576000	672,000
1,300,000	208,000	312,000	416,000	520,000	624,000	728,000

Service After December 31, 1999

	Years of Credited Service

Remuneration(1)	10	15	20	25	30	35

300,000	60,000	90,000	120,000	150,000	180,000	210,000
400,000	80,000	120,000	160,000	200,000	240,000	280,000
500,000	100,000	150,000	200,000	250,000	300,000	350,000
600,000	120,000	180,000	240,000	300,000	360,000	420,000
700,000	140,000	210,000	280,000	350,000	420,000	490,000
800,000	160,000	240,000	320,000	400,000	480,000	560,000
900,000	180,000	270,000	360,000	450,000	540,000	630,000
1,000,000	200,000	300,000	400,000	500,000	600,000	700,000
1,100,000	220,000	330,000	440,000	550,000	660,000	770,000
1,200,000	240,000	360,000	480,000	600,000	720,000	840,000
1,300,000	260,000	390,000	520,000	650,000	780,000	910,000

Note:

(1)	“Remuneration” refers to annual salary and that portion of the annual bonus eligible for inclusion in final average earnings.

     In addition, Mr. Bird accumulated pension credits equal to 2.0% for each year of service from his date of employment until January 1, 2000 and 3.26% for each year of service thereafter to his sixtieth birthday. Mr. Letwin was granted six additional years of credited service on his employment date based on the pension formula applicable for service prior to January 1, 2000. From 2001 through 2006 (inclusive), Mr. Daniel accrues two years of credited service for each year of service with the Corporation and was granted thirteen additional months of credited service with a former associate company based on the pension formula applicable for service prior to January 1, 2000.

Mr. Tutcher accumulates pension credits equal to 4.0% for each year of service to his tenth anniversary of employment with the Corporation.

     For purposes of computing the total retirement benefit of the Named Executive Officers, the following table sets forth the service accrued prior to January 1, 2000 (“Pre 2000 Service”) and service accrued after December 31, 1999 (“Post 1999 Service”) by the Named Executive Officers as at December 31, 2003. These figures include the additional service mentioned in the previous paragraph.

Years of Credited Service

Name	Age	Pre 2000 Service	Post 1999 Service

P.D. Daniel	57	17.75	7.00
D.C. Tutcher	54	—	2.58
S.J.J. Letwin	48	6.75	4.00
J.R. Bird	54	4.92	4.00
S.J. Wuori	46	19.50	4.00

Supplemental Information — Compensation for 2004

     The Corporation’s policy is to review the remuneration of its Senior Officers early in the fiscal year for the current year. Compensation decisions undertaken by the Committee in early 2004 are not required to be reported by the Corporation in this Circular. However, the Corporation believes that this information would be of interest to the Shareholders and, as a result, is voluntarily reporting 2004 base salary adjustments and stock options grants for the Named Executive Officers.

Base Salary Increases

     The Committee, after reviewing the analysis and advice of its external compensation consultant, has increased Mr. Letwin’s base salary to $435,000; Mr. Tutcher’s base salary to US$325,000; Mr. Bird’s base salary to $412,000; and Mr. Wuori’s base salary to $380,000, with such adjustments taking effect April 1, 2004. Mr. Daniel’s base salary was increased to $850,000 effective April 1, 2004 as approved by the Board on the Committee’s recommendation.

Long Term Incentives

     The Committee, and in Mr. Daniel’s case the Board, approved the awards detailed in the following table, with effect in early 2004. The Committee intends to implement the 2004 PSU Plan described under “Mid-Term and Long-Term Incentives” on page 13. Awards under this program have not been finalized at the date of this Circular.

	Stock Options

	Securities Under	Exercise or
	Options Granted	Base Price
Name	(#)	($/Share)	Expiration Date

P.D. Daniel	65,900	51.44	February 4, 2014
D.C. Tutcher	17,000	51.44	February 4, 2014
S.J.J. Letwin	22,000	51.44	February 4, 2014
J.R. Bird	16,700	51.44	February 4, 2014
S.J. Wuori	19,500	51.44	February 4, 2014

Interest of Insiders in Material Transactions

     Except as otherwise set out in this Circular, no insider or proposed nominee for election as a Director, and no associate or affiliate of any of the foregoing persons, has or had any material interest, direct or indirect, in any transaction during the 2003 fiscal year or in any proposed transaction which in either such case has materially affected or will materially affect the Corporation or any of its subsidiaries.

Indebtedness of Directors and Senior Officers

     The Corporation is subject to the United States Sarbanes-Oxley Act of 2002, including prohibitions on new or revised extensions of credit by the Corporation to Directors and officers.

     No current or former Director or officer of the Corporation or its U.S. subsidiaries, and no associate of any such person, was indebted to the Corporation or any of its subsidiaries at any time since January 1, 2003, other than routine indebtedness, which is permitted under applicable Canadian securities laws. Routine indebtedness to the Corporation consists solely of relocation or hiring incentive loans advanced to certain officers arising on their transfer of business location or hiring. Since July 29, 2002, when the United States Sarbanes-Oxley Act of 2002 was enacted, no new relocation or hiring incentive loans or any other forms of indebtedness have been granted, renewed or extended to Directors or officers.

LIABILITY INSURANCE OF DIRECTORS AND OFFICERS

     The Corporation maintains insurance for the benefit of its Directors and officers and the Directors and officers of its subsidiaries, as a group, in respect of the performance by them of the duties of their offices. The total annual amount of insurance coverage available is approximately US $100,000,000, with a US $1,000,000 deductible for each claim for which the Corporation grants indemnification. The insurance premium for the policy period from September 30, 2003 to September 30, 2004, paid by the Corporation, was US$266,000.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar of the Enbridge Shares is CIBC Mellon Trust Company with corporate trust offices at Calgary, Halifax, Montreal, Toronto, Vancouver and Winnipeg and the Co-Transfer Agent is Mellon Investor Services L.L.C., New York, New York (see the list of mailing addresses listed in Appendix “D” to this Circular).

PROXY VOTING OPTIONS

Background Information

     Only holders of Enbridge Shares of record at the close of business on March 19, 2004 will be entitled to vote in respect of the matters to be voted upon at the Meeting, or any adjournment thereof. With respect to each matter properly before the Meeting, a Shareholder shall be entitled to one vote for each Enbridge Share registered in the name of such Shareholder.

     On any ballot that may be called for at the Meeting, all Enbridge Shares in respect of which the person named in a Proxy Form has been appointed to act will be voted, withheld from voting, or voted against, in accordance with the specification of the Shareholder submitting them. If no such specification is made, then the Enbridge Shares will be voted as noted above in this Circular by the person named in the Proxy Form.

     Set out below is a description of the options that registered shareholders and beneficial shareholders have for voting their Enbridge Shares. Registered shareholders (“Registered Shareholders”) hold their Enbridge Shares in their own name (i.e., their shares are represented by a physical share certificate registered in their name). Beneficial shareholders (“Beneficial Shareholders”) do not hold their Enbridge Shares by a share certificate issued in their own name but rather in an account where their shares are held in the name of a nominee (also known as “street form”), which is usually a trust company, securities broker or financial institution. Some Shareholders may own Enbridge Shares as both a Registered Shareholder and as a Beneficial Shareholder. Such shareholders will need to vote separately, using the applicable procedure, in respect of Enbridge Shares held in their own name or held beneficially through their nominee.

Registered Shareholders

     Registered Shareholders who are unable to be present at the Meeting may vote through the use of proxies. If you are a Registered Shareholder you should convey your voting instructions in one of the three voting methods available to you: (i) use of the paper Proxy Form to be returned by mail or delivery; (ii) use of the telephone voting procedure; or (iii) use of the internet voting procedure. By conveying your voting instructions in one of the three ways, you can participate in the Meeting through the person or persons named on the Proxy Form. Please indicate your vote on each item of business and your vote will be cast accordingly. If you do not indicate a preference, the Enbridge Shares represented by the enclosed Proxy Form, if the same is executed in favour of, or instructions are given for the appointment of, the management nominees named in the Proxy Form, will be voted in favour of all the matters identified in the Notice of Meeting, other than the Shareholder Proposal on which such Enbridge Shares shall be voted against.

     The paper Proxy Form is the only voting option by which a Registered Shareholder may appoint a person as proxy other than the management nominees named on the Proxy Form.

Mail:

     If a Registered Shareholder elects to use the paper Proxy Form, then it must be completed, dated, and signed in accordance with the instructions included with the Proxy Form. It must then be returned to CIBC Mellon Trust Company by use of the postage paid return envelope provided or by delivery to one of its principal corporate trust offices in Calgary, Halifax, Montreal, Toronto, Vancouver and Winnipeg at or before 4:00 p.m. (local time) on the second last business day (May 3, 2004) preceding the day of the Meeting (or any adjournment of the Meeting), or with the Secretary of the Meeting prior to commencement of the Meeting on the day of the Meeting or the day of any adjournment of the Meeting. A list of addresses for CIBC Mellon Trust Company is set forth in Appendix “D” to this Circular.

Telephone:

     If a Registered Shareholder elects to vote by telephone, then a touch-tone telephone must be used to transmit voting preferences to a toll free number: 1-877-290-3210 (English or French). A Registered Shareholder must follow the instructions of the “Vote Voice” and refer to the Proxy Form sent to such shareholder, and will be required to enter the Control Number provided to such shareholder, as described under the heading “Control Number”, below. Voting instructions are then conveyed by use of touch-tone selections over the telephone.

Internet:

     If a Registered Shareholder elects to vote by internet (English and French), then they must access the website:

www.proxyvoting.com/enbridge

     A Registered Shareholder must then follow the instructions contained on the website and refer to the Proxy Form sent to such Shareholder, and will be required to enter the Control Number provided to such Shareholder, as described under the heading “Control Number”, below. Voting instructions are then conveyed electronically by the Registered Shareholder over the internet.

Control Number:

     In order to vote via the telephone or the internet, Registered Shareholders will be required to enter the 13 digit Control Number located on the back side of the Proxy Form (lower left hand side) that has been provided to them.

Beneficial (or non-registered) Shareholders

     Beneficial Shareholders are Shareholder who do not hold their Enbridge Shares in their own name but rather in the name of a “nominee”, which is usually a trust company, securities broker or financial institution. Nominee holders are required to seek instructions from Beneficial Shareholders as to how to vote such securities. Each nominee has their own procedures for seeking voting instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Enbridge Shares are voted at the Meeting.

     Most nominees will mail a voting instruction form to Beneficial Shareholders asking them to complete such form and return it to the nominee. The nominee then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of the Enbridge Shares to be represented at the Meeting.

     In addition to conveying voting instructions via mail, nominees may also provide Beneficial Shareholders with the option to convey their voting instructions via the telephone or the internet. Beneficial Shareholders should carefully review the information provided by their nominee to determine the proxy voting options available to them.

     As the Corporation does not have access to the names of Beneficial Shareholders, if a Beneficial Shareholder attends the Meeting, the Corporation will have no record of their shareholdings or their entitlement to vote, unless their nominee has appointed them as proxyholder. If a Beneficial Shareholder wishes to vote in person at the Meeting, they should insert their own name in the space provided on the voting instruction form provided by their nominee and follow the signing and return instructions provided by their nominee. By doing so, the Beneficial Shareholder is instructing their nominee to appoint them as proxyholder to attend at the Meeting and vote their Enbridge Shares in person.

APPOINTMENT OF PROXY

     A Shareholder has the right to appoint a person other than the management nominees designated on the accompanying Proxy Form. This can be accomplished when you convey your voting instructions, and can only be done by conveying your voting instructions on the paper Proxy Form to be returned by mail or delivery, and completed by crossing out the printed names and inserting the name of the person you wish to act as proxy in the blank space provided. The person so appointed, if such person is other than the management nominees whose names are printed in the Proxy Form, should be notified. The person acting as proxy need not be a Shareholder.

DISCRETIONARY AUTHORITY OF PROXY

     The voting instructions conveyed by a Shareholder by any of the three means concerning the matters described on the enclosed Proxy Form confers discretionary authority upon the proxy nominees with respect to amendments or variations to the matters identified in the Notice of Annual and Special Meeting and other matters which may properly come before the Meeting. The Board and management do not know of any such matter which may be presented for consideration at the Meeting. However, if any such matter is presented, the proxy will be voted in accordance with the best judgment of the proxy nominees named in the Proxy Form.

REVOCATION OF PROXY

     Proxies given by Shareholders may be revoked at any time prior to their use, by instrument in writing executed by the Shareholder, or by his or her attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited at the registered office of the Corporation, Suite 3000, 425 – 1st Street S.W., Calgary, Alberta, T2P 3L8, if the prior instructions were submitted by mail. If the instructions were conveyed by telephone or the internet then conveying new instructions by any of these three means will revoke the prior instructions. Proxies can thus be revoked at any time up to and including 4:00 p.m. (local time) on May 3, 2004, or 48 hours prior to any adjournment thereof or with the Chair of the Meeting on the day of the Meeting or any adjournment thereof, or in any other manner permitted by law, including, without limitation, personal attendance at the Meeting.

     If the instrument of revocation is deposited with the Chair on the date of the Meeting or any adjournment thereof, the instrument will not be effective with respect to any matter on which a vote has already been cast pursuant to the proxy to be revoked.

SOLICITATION OF PROXIES

     The cost of this solicitation of proxies will be borne by the Corporation. In addition to solicitation by mail, the Officers, Directors and employees of the Corporation may, without additional compensation, solicit proxies personally or by telephone.

APPROVAL BY THE BOARD OF DIRECTORS

     The contents and mailing to Shareholders of this Circular have been approved by the Board of Directors. No person is authorized to give any information or to make any representations in respect of the matters addressed herein other than those contained in this Circular and, if given or made, such information must not be relied upon as having been authorized.

     DATED at Calgary, Alberta, this 4th day of March, 2004.

(signed) BLAINE G. MELNYK
Corporate Secretary &
Associate General Counsel

CERTIFICATE

     The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

     DATED at Calgary, Alberta, this 4th day of March, 2004.

(signed) PATRICK D. DANIEL	(signed) STEPHEN J. WUORI
President & Chief Executive Officer	Group Vice President & Chief Financial Officer

APPENDIX “A”

DIRECTOR ATTENDANCE

     The tables below summarize the number of board and committee meetings held in 2003 and the attendance of the nominee Directors at such meetings.

Summary of Board and Committee Meetings Held

For the year ended December 31, 2003

Board(1)	12
Audit Committee	7
Human Resources & Compensation Committee	5
Governance Committee	4
Environment, Health & Safety Committee	4
Total number of meetings held	32

Note:

(1)	Includes 5 teleconference Board meetings.

Summary of Attendance of Directors

For the year ended December 31, 2003

	Board meetings	Committee meetings
Director	attended	attended

D.A. Arledge	12 of 12	11 of 12
J.J. Blanchard	11 of 12	8 of 8
J.L. Braithwaite	11 of 12	8 of 8
P.D. Daniel(1)	12 of 12	20 of 20
E.S. Evans	12 of 12	12 of 12
W.R. Fatt	10 of 12	9 of 12
R.L. George	8 of 12	9 of 9
L.D. Hyndman	11 of 12	11 of 11
R.W. Martin	11 of 12	11 of 12
G.K. Petty	12 of 12	8 of 8
D.J. Taylor(2)	12 of 12	20 of 20

Total Attendance Rate	92.4%	96.2%

Notes:

(1)	As President & Chief Executive Officer, Mr. Daniel is not a member of any committee but is entitled to attend all committee meetings.

(2)	Although Mr. Taylor is a member of only the Governance and Human Resources & Compensation committees, as Chair of the Board, he is entitled to attend all committee meetings.

A-1

APPENDIX “B”

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

General Approach

     A description of the general approach of the Corporation to corporate governance is set out below. Separate sections of this Appendix “B” also describe the approach of the Corporation to Canadian guidelines (“Alignment with TSX Guidelines” on page B-3), and to United States requirements (“Compliance with SEC and NYSE Standards” on page B-9). Canadian securities regulators have adopted Multilateral Instrument 52-110 dealing with audit committees. This instrument imposes membership requirements such as independence and financial literacy on members of audit committees as well as responsibility and disclosure obligations for audit committees. The Corporation intends to comply with such requirements when they become applicable to it in the future.

     The Governance Committee of the Board (the “Governance Committee”) has a focus on the structure and processes of corporate governance at Enbridge. The objective of the Governance Committee is to seek assurance that a comprehensive system of stewardship and accountability to Shareholders is in place and functioning among Directors, management and employees of the Corporation.

Board of Directors

     The Board has plenary power from Shareholders to manage, or supervise the management of, the business and affairs of the Corporation. The Board is responsible for the overall stewardship of the Corporation and, in discharging that responsibility, reviews, approves and provides guidance in respect of the strategic plan of the Corporation and reviews the progress of strategic planning as it occurs. The Board also oversees identification of the principal risks to the Corporation on an annual basis and monitors the Corporation’s risk management programs, the implementation of succession planning, and seeks assurance that internal control systems and management information systems are in place and operating effectively. The Board approves all significant decisions that affect the Corporation before implementation, supports implementation and reviews the results.

     The Governance Committee defines and recommends to the Board the role of the Board, the roles of committees of the Board, and the general division of duties as between the Board and the Chief Executive Officer. The Board is subject to, and complies with, the Corporation’s Statement on Business Conduct, a “code of ethics”, which is available on the Corporation’s website at www.enbridge.com. Every employee of the Corporation, including Officers, is subject to the Statement, and all are required to certify compliance with the Statement annually. The Governance Committee has developed a mandate statement for the Board as a whole, which has been adopted by the Board. Descriptions of specific Board responsibilities are set forth in the by-laws of the Corporation, in the mandates of the committees of the Board, and more generally in the Canada Business Corporations Act.

     United States securities regulators also impose requirements on the Board and its committees regarding membership, detailing “independence” criteria and outlining effective dates for disclosure of compliance with such requirements. Enbridge believes that, by the standards of Canadian and American securities regulators, applicable in the past and through to the date of the Annual and Special Meeting of Shareholders on May 5, 2004, a majority of its Directors on the Board are independent and all Board committees have at least a majority of independent Directors. The Audit, Finance & Risk, Governance, and Human Resources & Compensation Committees are each comprised entirely of independent Directors.

Committees of the Board of Directors

     The Board currently has four standing committees. Through these committees, the Board oversees identification of the principal risks to the Corporation and authorizes implementation of the systems for managing those risks.

Audit, Finance & Risk Committee

     The members of the committee are Mr. Arledge, Mrs. Evans, Mr. Fatt, Mr. Hyndman and Mr. Martin (Chair).

     The principal function of the Audit, Finance & Risk Committee is to review Enbridge’s quarterly and annual financial statements and recommend their approval or otherwise to the Board. The committee has responsibility for recommending the appointment of the Corporation’s external auditor to the Board and is responsible for the compensation, retention and oversight of the external auditor. The external auditors report directly to the committee. The committee also supervises internal audit functions and monitors disclosure in the financial statements, communicates directly with both internal and external auditors, has overview responsibility for management reporting on internal controls, and meets with external auditors and internal auditors independently of management to discuss, among other things, their qualifications, independence and objectivity. The committee also recommends approval of press releases of financial results, reviews all financial information and financial statements contained in any prospectus, reviews the Management Discussion & Analysis section of the Corporation’s quarterly and annual financial reports and reviews the Corporation’s Annual Information Form.

     The Audit, Finance & Risk Committee, together with the Board, also oversees a review of the principal risks to the Corporation on an annual basis, monitors the Corporation’s risk management program and reviews risks in conjunction with internal and external auditors.

     United States securities regulators also impose requirements on the functions of the audit committee of the Corporation. The Corporation must comply with the NYSE requirements no later than July 31, 2005, which standards are described more fully under “Compliance with SEC and NYSE Standards”, below.

Environment, Health & Safety Committee

     The members of the committee are Messrs. Blanchard, Braithwaite, George, Hyndman (Chair) and Petty.

     The Environment, Health & Safety Committee monitors and oversees recommendations with respect to the environment, health and safety policies, practices and procedures of Enbridge and its subsidiaries. Included in the mandates applicable to environment, health and safety matters is the responsibility to: monitor and oversee recommendations regarding risk management guidelines; monitor practices and procedures followed in the conduct of operations to prevent injury to corporate and third party persons and property, as well as to minimize any adverse impact; monitor and oversee policies, practices and procedures related to documentation of regulatory approvals, compliance and incidents; monitor and oversee emergency response planning and procedures; review status and assessment reports regarding compliance and applicable legal and regulatory standards; review the communication methods used for applicable practices and procedures; and oversee establishment of the applicable duties and responsibilities of corporate Directors and officers. The committee oversees an environmental risk management system, monitors its operation and conducts regular site visits and orientation sessions to personally acquaint members of the committee and the Board with the operating staff and facilities of the Corporation.

Governance Committee

     The members of the committee are Messrs. Blanchard, Braithwaite, Petty (Chair) and Taylor.

     The Governance Committee is mandated to be responsible for and make recommendations to the Board concerning the overall governance of the Corporation. Included in its mandate is the responsibility to review the mandates for the various Board committees, recommend the nomination of Directors to Board committees, develop the Corporation’s approach to governance issues, set corporate governance guidelines for the Board and assume responsibility for the Corporation’s response to those guidelines.

     In addition to the functions noted above under the heading “Board of Directors”, the Governance Committee has a process to monitor the quality of, and recommend changes to, the relationship between and among the Board, its committees and management, including the assessment of the performance of the Board as a whole and its committees, assessment of the Chair of the Board, as well as reviewing the contributions of individual Directors.

     One of the Governance Committee’s objectives is to nominate a balanced mix of Board members with the experience and expertise to provide value to the Corporation and its shareholders in respect of the Corporation’s business and strategic plans. The Governance Committee sets guidelines that include criteria to add Directors who possess relevant and/or senior executive expertise or other qualifications, including an intent to achieve an appropriate mix of gender and minority representation on the Board.

     The Governance Committee is also mandated to review and recommend to the Board the adequacy and form of remuneration of Directors, and to ensure that the Board functions independently of management.

Human Resources & Compensation Committee

     The members of the committee are Mr. Arledge, Mrs. Evans, Mr. Fatt (Chair), Mr. George, Mr. Martin and Mr. Taylor.

     The Human Resources & Compensation Committee has responsibility to review and advise the Board on systems and effectiveness relating to employment, succession planning and remuneration of employees, including officers of the Corporation, and oversees the financial statements of the Corporation’s pension plans.

     In addition to its functions and responsibilities set forth elsewhere in this Circular, the committee monitors the performance of senior management, oversees intellectual capital risk to ensure that management programs deal with succession planning and employee retention, and reports to the Board on organizational structure and succession planning matters. The committee reviews and monitors executive development programs and defines the Chief Executive Officer’s responsibilities and approves the Chief Executive Officer’s objectives on an annual basis.

ALIGNMENT WITH TSX GUIDELINES

     The Toronto Stock Exchange (the “TSX”), upon which the Enbridge Shares are listed, requires every listed issuer to disclose on an annual basis its approach to corporate governance. The disclosure must make specific reference to each of the TSX’s corporate governance guidelines (the “Guidelines”) and, where the approach is different from any of those Guidelines or where the Guidelines do not apply, must explain the differences or their inapplicability. Set out below is a table addressing the Corporation’s approach to each of the Guidelines. The Board believes that the Corporation is in full alignment with the Guidelines.

Guideline 1:	The board of directors of every corporation should explicitly assume responsibility for the stewardship of the corporation.

Does Enbridge Align?	Yes.

Description of Approach:	The Board’s assumption of responsibility for the stewardship of the Corporation is described above under the heading “Board of Directors”.

The Board has delegated to the President & Chief Executive Officer and senior management the responsibility for day-to-day management of the business of the Corporation, subject to compliance with the plans approved from time to time by the Board. In addition to those matters which must, pursuant to the Canada Business Corporations Act and the Articles of the Corporation, be approved by the Board, the Board has specified limits to management’s responsibility as recommended in the Guidelines, and retains responsibility for significant changes in the Corporation’s affairs such as the approval of major capital expenditures, debt and equity financing arrangements and significant acquisitions and divestitures.

Guideline 1a:	As part of the overall stewardship responsibility, the board of directors should assume responsibility for adoption of a strategic planning process.

Does Enbridge Align?	Yes.

Description of Approach:	The Board reviews, approves and oversees the process in respect of the strategic plan of the Corporation and reviews the progress of strategic planning as it occurs. Two Board meetings per year are devoted to the strategic plan. The Board oversees all transactions that would have a significant impact on the strategic plan.

Guideline 1b:	As part of the overall stewardship responsibility, the board of directors should assume responsibility for the identification of the principal risks of the corporation’s business and ensuring the implementation of appropriate systems to manage these risks.

Does Enbridge Align?	Yes.

Description of Approach:	The Board oversees identification of the principal risks to the Corporation on an annual basis, monitors the Corporation’s risk management programs and seeks assurance that internal control systems and management information systems are in place and operating effectively.

The Corporation has in place a comprehensive risk assessment system, which incorporates relevant risk assessment information from its major corporate businesses. The risk assessment process analyzes existing and emerging risks within defined categories, with corresponding mitigating factors. Common measurement and assessment criteria enable the ranking of risks from diversified businesses on a consolidated basis in accordance with a range of loss consequences, and over a stated time horizon. The Board and the Audit, Finance & Risk Committee specifically oversee review of principal risks to the Corporation on an annual basis, monitor the Corporation’s risk management program and oversee the review of risks in conjunction with internal and external auditors. Other Board committees also authorize implementation and monitoring of systems put in place to address applicable risks. For example, the Environment, Health & Safety Committee has authorized establishment of an environmental risk management system and monitors its operation. The Board has delegated certain responsibilities to each of its committees, and they report and make recommendations to the Board on a regular basis, as well as oversee the implementation and monitoring of systems put in place to address applicable risks.

Guideline 1c:	As part of the overall stewardship responsibility, the board of directors should assume responsibility for succession planning, including appointing, training and monitoring senior management.

Does Enbridge Align?	Yes.

Description of Approach:	The Board monitors the implementation of appropriate succession planning and annually reviews the succession management strategy for all senior management positions.

The Board is responsible for choosing the Chief Executive Officer, appointing senior management and monitoring their performance.

The general authority guidelines of the Corporation and the Corporation’s strategic plan constitute a mandate for the Chief Executive Officer. This mandate includes the goal to maximize shareholder value. In addition, the Board has established specific terms of reference and a review process for the Chief Executive Officer. The Governance Committee and the Human Resources & Compensation Committee approves the Chief Executive Officer’s objectives on an annual basis. These objectives are reviewed by the Board on an ongoing basis.

The Human Resources & Compensation Committee has responsibility to review and advise the Board on systems relating to employment, succession planning and remuneration of employees, including officers of the Corporation and the effectiveness of these systems. The committee monitors the performance of senior management, oversees intellectual capital risk to ensure that management programs deal with succession planning and employee retention, and reports to the Board on organizational structure and succession planning matters. The committee reviews and monitors executive development programs.

Guideline 1d:	As part of the overall stewardship responsibility, the board of directors should assume responsibility for a communications policy for the Corporation.

Does Enbridge Align?	Yes.

Description of Approach:	The Board approves all major corporate communications policies including Corporate Disclosure Guidelines utilized in the conduct of all corporate disclosure, under the oversight of a management Disclosure Committee. These Guidelines are reviewed at least annually by the Board. The Board reviews and approves the content of all major disclosure documents including the Annual and Quarterly Reports to Shareholders, including Management’s Discussion & Analysis, the Annual Information Form and the Management Information Circular. The Board of Directors has established programs and structures to provide assurance of effective communications between the Corporation, its Shareholders, stakeholders and the public and to avoid selective disclosure. Management of the Corporation meets frequently with the Board regarding these matters.

Guideline 1e:	As part of the overall stewardship responsibility, the board of directors should assume responsibility for the integrity of the Corporation’s internal control and management information systems.

Does Enbridge Align?	Yes.

Description of Approach:	The Board seeks assurance annually, or more frequently if required, that internal control systems and management information systems are in place and operating effectively.

One of the functions of the Audit, Finance & Risk Committee is to review Enbridge’s quarterly and annual financial statements and recommend their approval or otherwise to the Board. In performing this function, the committee has overview responsibility for Audit Services (the internal audit function at Enbridge) and for executive management reporting on internal controls and receives a report from management annually, or more frequently if requested.

Guideline 2:	The board of directors of every corporation should be constituted with a majority of individuals who qualify as unrelated directors. An unrelated director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholding. A related director is a director who is not an unrelated director.

Does Enbridge Align?	Yes.

Description of Approach:	Ten of the eleven directors are unrelated directors. P.D. Daniel, as current President & Chief Executive Officer, is the only related director of the Corporation.

Guideline 3:	The application of the definition of “unrelated director” to the circumstances of each individual director should be the responsibility of the board which will be required to disclose on an annual basis whether the board has a majority of unrelated directors. Management directors are related directors. The board will also be required to disclose on an annual basis the analysis of the application of the principles supporting this conclusion.

Does Enbridge Align?	Yes.

Description of Approach:	The Directors have examined the definition and have considered their respective interests in and relationships with the Corporation in determining that ten of the eleven directors are unrelated directors, as outlined in Guideline 2.

Guideline 4:	The board of directors of every corporation should appoint a committee of directors composed exclusively of outside (i.e., non-management) directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full board new nominees to the board and for assessing directors on an ongoing basis.

Does Enbridge Align?	Yes.

Description of Approach:	The Governance Committee is composed solely of non-management Directors and solely of members who are unrelated Directors.

The Governance Committee has responsibility to propose nominee directors and to assess Directors on an ongoing basis. The assessment of Directors is outlined in Guideline 5. One of the Governance Committee’s objectives is to nominate a balanced mix of Board members with the experience and expertise to provide value to the Corporation and its shareholders in respect of the Corporation’s business and strategic plans. The Governance Committee sets guidelines, reviewed annually, which include criteria to add Directors who possess relevant and/or senior executive expertise or other qualifications, including an intent to achieve an appropriate mix of gender and minority representation on the Board.

Guideline 5:	Every board of directors should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of individual directors.

Does Enbridge Align?	Yes.

Description of Approach:	The Governance Committee has a process to monitor the quality of, and recommend changes to, the relationship between and among the Board, its committees and management, including the annual assessment of the performance of the Board as a whole and its committees by a survey, assessment of the Chair of the Board by Board survey, as well as reviewing the contributions of individual Directors.

Guideline 6:	Every corporation, as an integral element of the process for appointing new directors, should provide an orientation and education program for new recruits to the board.

Does Enbridge Align?	Yes.

Description of Approach:	The Corporation provides an orientation and education program for new directors. In addition to having discussions with the Chair of the Board, and receiving presentations from the President & Chief Executive Officer and senior management with respect to the business and operations of the Corporation, a new Director also receives a Director’s Manual, including a record of public and other information concerning the Corporation.

The continuing education offered to Directors includes an orientation at the time of each new committee assignment, and presentations by management, site and facility tours, and special presentations in response to Director’s requests.

Guideline 7:	Every board of directors should examine its size and, with a view to determining the impact of the number upon effectiveness, undertake where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision-making.

Does Enbridge Align?	Yes.

Description of Approach:	Eleven members are to be nominated for election to the Board. The Board must have a sufficient number of Directors to carry out its duties efficiently, while presenting a diversity of views and experience. The Governance Committee reviews the contributions of the Directors (see Guideline 5). The Board considers annually whether the current size of the Board promotes effectiveness and efficiency, and believes that the appropriate size of the Board is eleven members.

Guideline 8:	The board of directors should review the adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and risk involved in being an effective director.

Does Enbridge Align?	Yes.

Description of Approach:	The Governance Committee is mandated to review annually and recommend to the Board the adequacy and form of remuneration of Directors. In establishing compensation, the committee considers the commitment and knowledge required of the Corporation’s Directors and the compensation paid by a group of comparable public companies to their Boards of Directors. The Governance Committee has authority to utilize external consultants to assist with this role.

Directors of the Corporation elect to receive compensation in one or more of the equivalent forms offered. See page 2 of the Circular for details. Directors must achieve a voluntary minimum share ownership level within five years, reviewed annually, and currently set at six times the value of their annual board retainer.

Guideline 9:	Committees of the board of directors should generally be composed of outside directors, a majority of whom are unrelated directors, although some board committees, such as the executive committee, may include one or more inside directors.

Does Enbridge Align?	Yes.

Description of Approach:	The Board currently has four standing committees, all of which are composed solely of non-management, unrelated Directors.

Guideline 10:	Every board of directors should expressly assume responsibility for, or assign to a committee of directors the general responsibility for, developing the corporation’s approach to governance issues. This committee would, amongst other things, be responsible for the corporation’s response to these governance guidelines.

Does Enbridge Align?	Yes.

Description of Approach:	The Governance Committee focuses on the structure and processes of corporate governance at Enbridge. The objective of the Governance Committee is to seek assurance that a comprehensive system of stewardship and accountability to Shareholders is in place and functioning among Directors, management and employees of the Corporation. Additional disclosure on the role of the Governance Committee is given under “Committees of the Board of Directors — Governance Committee” above.

Guideline 11:	The board of directors, together with the CEO, should develop position descriptions for the board and for the CEO, involving the definition of the limits to management’s responsibilities. In addition, the board should approve or develop the corporate objectives which the CEO is responsible for meeting.

Does Enbridge Align?	Yes.

Description of Approach:	The Governance Committee performs this function. See disclosure under “Board of Directors” and in Guideline 1c above.

Guideline 12:	Every board of directors should have in place appropriate structures and procedures to ensure that the board can function independently of management. An appropriate structure would be to (i) appoint a chair of the board who is not a member of management with responsibility to ensure the board discharges its responsibilities or (ii) adopt alternate means such as assigning this responsibility to a committee of the board or to a director, sometimes referred to as the “lead director”. Appropriate procedures may involve the board meeting on a regular basis without management present or may involve expressly assigning the responsibility for administering the board’s relationship to management to a committee of the board.

Does Enbridge Align?	Yes.

Description of Approach:	The Governance Committee is mandated to ensure that the Board functions independently of management. The Board and its committees meet in-camera and independently of management often and whenever appropriate, and have a policy permitting individual Directors and the Board and its committees access to independent advisors, if requested.

Guideline 13:	The audit committee of every board of directors should be composed only of outside directors. The roles and responsibilities of the audit committee should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties. The audit committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The audit committee duties should include oversight responsibility for management reporting on internal control. While it is management’s responsibility to design and implement an effective system of internal control, it is the responsibility of the audit committee to ensure that management has done so.

Does Enbridge Align?	Yes.

Description of Approach:	The Audit, Finance & Risk Committee is composed solely of non-management, unrelated Directors and currently consists of R.W. Martin, D.A. Arledge, E.S. Evans, W.R. Fatt and L.D. Hyndman.

The function of the Audit, Finance & Risk Committee is described under “Committees of the Board — Audit, Finance & Risk Committee” above. The Corporation intends to make the full text of the committee charter available in the future for review on the Corporation’s website at www.enbridge.com.

Guideline 14:	The board of directors should implement a system which enables an individual director to engage an outside adviser at the expense of the corporation in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the board.

Does Enbridge Align?	Yes.

Description of Approach:	Directors of the Corporation may engage outside advisers in appropriate circumstances, at the Corporation’s expense and subject to the approval of the Governance Committee, to provide advice with respect to a corporate decision or action.

COMPLIANCE WITH SEC AND NYSE STANDARDS

     As a foreign private issuer under United States securities laws, the Corporation is in most respects permitted to comply with Canadian governance standards in lieu of SEC or NYSE corporate governance standards applicable to United States listed corporations, but there are exceptions. Those exceptions, and the Corporation’s approach to them, are set out in the table below. The Canadian governance standards to which the Corporation is subject are set out in the table titled “Alignment with TSX Guidelines”. The Board believes that the Corporation is in full compliance with the SEC and NYSE corporate governance standards applicable to it.

Audit Committee:	By July 31, 2005, listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934.

Rule 10A-3 requires, in brief, that the Corporation’s audit committee members be independent, as defined in Rule 10A-3, and that the committee be responsible for, among other things, (a) appointing, compensating and overseeing the work of the Corporation’s independent auditors, (b) establishing a complaints procedure and (c) hiring independent counsel and advisers if it thinks doing so is necessary. Rule 10A-3 also requires that the Corporation provide sufficient funds for the audit committee to compensate the independent auditors, any advisers hired by the committee and for the committee’s administrative expenses. The rule will permit the Corporation to continue its practice of having the shareholders vote on the retention of the Corporation’s independent auditors so long as any recommendation from the Corporation is made by the audit committee.

Will Enbridge Comply?	Yes.

Description of Approach:	The Corporation intends to be fully compliant with this rule by the July 31, 2005 deadline.

Audit Committee Financial Expert:	The Corporation is required to disclose whether it has at least one audit committee financial expert serving on its Audit, Finance & Risk Committee and if so, the name of the expert.

Does Enbridge Comply?	Yes.

Description of Approach:	Messrs. D. Arledge and W.R. Fatt are considered financial experts within the meaning of Section 407 of the United States Sarbanes-Oxley Act of 2002.

Code of Ethics:	The Corporation is required to disclose if it has adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer, or controller.

Does Enbridge Comply?	Yes.

Description of Approach:	The Corporation has a code of ethics named the Company Statement on Business Conduct. Every employee, including the principal executive officer, principal financial officer, principal accounting officer or controller is required to certify compliance with the Statement annually, in a report to the Chair of the Governance Committee. Each member of the Board of Directors is also required to certify compliance annually with the Chair of the Board.

Foreign Private Issuer Disclosure:	Listed foreign private issuers must disclose any significant ways in which their corporate governance practices differ from those followed by U.S. domestic companies under NYSE listing standards.

Does Enbridge Comply?	Yes.

Description of Approach:	The Corporation’s domestic corporate governance practices with which it complies (see “Alignment with TSX Guidelines”, above) differ from the corporate governance practices required of U.S. companies listed on the NYSE in the following significant ways:

•	The NYSE requires that a majority of the directors of a listed U.S. company be “independent”, whereas the Corporation’s practice, in line with the TSX guidelines, is to have a majority of “unrelated” directors; while the Corporation believes that these concepts are similar, the NYSE corporate governance standards, unlike the TSX guidelines, list certain specific circumstances in which a director will be deemed to be not independent;

•	The NYSE requires that the audit committees of a listed U.S. company set clear hiring policies for employees or former employees of its independent auditors, whereas the Corporation’s audit committee does not currently have such policies;

•	The NYSE requires that a U.S. company post the charters of its most important committees on its website, whereas the Corporation plans to do so in the future;

•	The NYSE requires that each CEO of a U.S. company certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance standards, whereas no similar requirement or procedure exists at the TSX; and

•	The NYSE requires shareholder approval for equity compensation plans that allow employees to purchase shares in the open market at a discounted share price. The Corporation offers all employees an incentive to save and to increase their ownership stake in the Corporation by offering to match employee savings up to 2.5% of base salary, with an equal value contribution of 2.5% of their base salary in flex credits, provided the employee savings contribution is applied to purchase Enbridge Shares in the open market. This Stock Purchase and Savings Plan makes Enbridge Shares available to employees, effectively providing them with a 2.5% of base salary credit toward the cost of the shares. In Canada, such a plan does not need to be approved by shareholders because the Plan purchases the Enbridge Shares in the open market and no additional shares are issued, whereas under NYSE rules, shareholder approval is required for such a plan.

Notification Requirements:	Each listed company CEO must promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any material non-compliance with any applicable provisions of the NYSE corporate governance standards.

Does Enbridge Comply?	Yes.

Description of Approach:	The Chief Executive Officer of the Corporation is not aware of any material non-compliance with any applicable provisions of the NYSE corporate governance standards applicable to the Corporation.

APPENDIX “C”

AMENDMENT TO BY-LAW NO. 1 OF THE CORPORATION

     Pursuant to a resolution of the Board of Directors of the Corporation dated February 24, 2004, By-Law No. 1 of the Corporation was amended as follows:

MEETINGS OF SHAREHOLDERS

11.   Quorum.   Three persons present and ~~entitled to vote~~holding, or representing by proxy, at least twenty-five percent of the issued and outstanding shares having the right to vote at the meeting shall constitute a quorum for the transaction of business at any meeting of shareholders. In the absence of a quorum for the transaction of business at any such meeting or any adjournment or adjournments thereof, those present and entitled to vote may adjourn the meeting to a fixed time and place.

15.   Votes to Govern.   At any meeting of shareholders, all questions proposed for the consideration of the shareholders shall, unless otherwise required by the articles or by-laws or by law, be determined by the majority of the votes duly cast on the question, and the chair presiding at such meeting shall not be entitled to a second or casting vote in the case of an equality of votes, either upon a show of hands or upon a poll.

DIRECTORS

20.   Directors.   The board of directors shall consist of such number of directors as shall be set out in the articles. ~~Four (4)~~A majority of directors shall constitute a quorum for the transaction of business at any meeting of the board.

28.   Duties of Chair of the Board.   The chair of the board, if any, shall have such powers and discharge such duties as are from time to time conferred on the chair by the board of directors.

29.   Votes to Govern.   At all meetings of the board of directors every question shall be decided by a majority of the votes cast on the question, and in the case of an equality of votes, the chair presiding at such meeting shall not be entitled to a second or casting vote.

OFFICERS

~~35.~~36.   Election of Officers.   The board of directors shall elect from among themselves a president ~~and, if they see fit, a chair of the board~~. The board may also elect one or more vice-presidents who need not be directors.

~~39.   Duties of Chair of the Board.   The chair of the board, if any, shall have such powers and discharge such duties as are from time to time conferred on the chair by the board of directors.~~

C-1

APPENDIX “D”

CIBC MELLON TRUST COMPANY

PRINCIPAL CORPORATE TRUST OFFICES

FOR DEPOSIT OF FORM OF PROXY IN CANADA

Branch	Mailing Address	Courier Address

Calgary, Alberta	P.O. Box 2517	600 The Dome Tower
Telephone: (403) 232-2400	Calgary, Alberta T2P 4P4	333 – 7th Avenue S.W.
Calgary, Alberta T2P 2Z1

Halifax, Nova Scotia	P.O. Box 2082, Station “C”	1660 Hollis Street
Telephone: (902) 420-3222	Halifax, Nova Scotia B3J 3B7	Centennial Building
Suite 406
Halifax, Nova Scotia B3J 1V7

Montreal, Quebec	P.O. Box 700, Station “B”	2001 University Street
Telephone: (514) 285-3600	Montreal, Quebec H3B 3K3	16th Floor
Montreal, Quebec H3A 2A6

Toronto, Ontario	P.O. Box 12005	200 Queens Quay East, Unit #6
Telephone: (416) 643-5500	Stn. BRM B	Toronto, Ontario M5A 4K9
Toronto, Ontario M7Y 2K5

Vancouver, B.C.	P.O. Box 1900	Suite 1600
Telephone: (604) 688-4330	Vancouver, B.C. V6C 3K9	1066 West Hastings Street
Vancouver, B.C. V6E 3X1

Winnipeg, Manitoba	One Lombard Place	One Lombard Place
Telephone: (204) 987-2490	Suite 750	Suite 750
	Winnipeg, Manitoba R3B 0X3	Winnipeg, Manitoba R3B 0X3

FOR DEPOSIT OF FORM OF PROXY
IN THE UNITED STATES

Please deposit at the offices of the Co-Transfer Agent at:

Mellon Investor Services, L.L.C.

13th Floor
120 Broadway
New York, New York
U.S.A. 10271

Attention: Shareholder Services
Telephone: (800) 526-0801

D-1

ENBRIDGE INC.
PROXY SOLICITED BY MANAGEMENT AND THE BOARD OF DIRECTORS
Annual and Special Meeting of Shareholders
May 5, 2004

     The undersigned shareholder of Enbridge Inc. (“Enbridge” or the “Corporation”) does hereby appoint P.D. Daniel, President & Chief Executive Officer of the Corporation, or failing him D.J. Taylor, Chair of the Board of Directors of the Corporation, or instead of either of them                                                          as the proxyholder of the undersigned, with full power of substitution, to attend, act and vote for and on behalf of the undersigned at the Annual and Special Meeting of Shareholders (the “Meeting”) of Enbridge to be held in the Imperial Room of the Fairmont Royal York Hotel, 100 Front Street West, Toronto, Ontario on Wednesday, May 5, 2004 at 1:30 p.m. (local time) and at any adjournment thereof, and on every related ballot that may take place.

     A shareholder has the right to appoint a person other than the persons designated above, who need not be a shareholder of Enbridge, to attend and act on the shareholder’s behalf at the Meeting. To exercise such right, the names of P.D. Daniel and D.J. Taylor, above, should be crossed out and the name of the shareholder’s proxyholder should be legibly printed in the blank space provided, or another proxy in proper form should be completed.

     Without limiting the general powers conferred hereby, the undersigned directs the said proxyholder to vote the common shares represented by this proxy in the manner indicated below:

1.	ELECTION OF DIRECTORS:

☐	FOR all nominees listed below	☐	WITHHOLD FROM VOTING for all
	(except as otherwise indicated below)		nominees listed below

NOMINEES:	David A. Arledge, James J. Blanchard, J. Lorne Braithwaite, Patrick D. Daniel, E. Susan Evans, William R. Fatt, Richard L. George, Louis D. Hyndman, Robert W. Martin, George K. Petty, Donald J. Taylor.

(Instruction: To withhold authority to vote for any individual nominee, cross out that nominee’s name above, and place your initials above or below such nominee’s name.)

2.	APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS AUDITORS OF THE CORPORATION at a remuneration to be fixed by the Board:

☐	FOR	☐	WITHHOLD FROM VOTING

3.	APPROVAL OF CERTAIN AMENDMENTS TO BY-LAW NO. 1 OF THE CORPORATION (as presented in Appendix “C” of the accompanying Management Information Circular):

☐	FOR	☐	AGAINST	☐	WITHHOLD FROM VOTING

     If any amendment or variation to the matters identified in the Notice of Meeting which accompanies this proxy is proposed at the Meeting or any adjournment thereof, or if any other matter properly comes before such Meeting or any adjournment thereof, this proxy confers discretionary authority to vote on any such amendment or variation or such other matters according to the best judgment of the person voting the proxy.

     The undersigned hereby revokes any proxy previously given with respect to the Meeting. On any ballot that may be called for where the shareholder has specified a choice with respect to the above matters, the shares represented by this proxy will be voted or withheld from voting as directed above, or if no direction is given with respect to any matter, the shares represented by this proxy will be voted in favour of the resolution with respect to such matter. This proxy is solicited by and on behalf of the Management and Board of Directors of Enbridge Inc.

     Dated this                  day of                                 , 2004. (If not dated in this space, this Proxy shall be deemed to bear the date on which it is mailed by Management.)

Name of shareholder (please print)	Signature of shareholder or duly authorized person

— See other side for voting options —

Voting Options and Instructions for Registered Shareholders

In addition to voting by mail, your voting instructions can also be conveyed over the telephone or the internet, as described on the enclosed blue sheet “Voting Options and Instructions” and in the Management Information Circular.

VOTE BY MAIL:

1.	In order to vote by mail, this proxy must be dated and signed by the Shareholder, or by his or her attorney authorized in writing, or if the Shareholder is a corporation, under its corporate seal by a duly authorized person.

2.	Proxies not dated in the space provided will be deemed to bear the date on which they were mailed by Management.

3.	The name of the Shareholder must appear exactly as it is shown on the affixed label. If shares are held jointly, any one of the joint owners may sign.

4.	If shares are registered in the name of an executor, administrator, trustee or similar holder, such holder must set out his or her full title and sign the proxy exactly as registered. If shares are registered in the name of a deceased or other Shareholder, the Shareholder’s name must be printed in the space provided, the proxy must be signed by the legal representative with his or her name printed below their signature and evidence of authority to sign on behalf of the Shareholder must be attached to the proxy.

5.	A proxy will not be valid and will not be acted upon unless it is completed as specified herein and received by CIBC Mellon Trust Company by mail or delivery to any one of its principal corporate trust offices in Calgary, Halifax, Montreal, Toronto, Vancouver or Winnipeg at any time up to 4:00 p.m. (local time) on the second last business day (May 3, 2004) preceding the day of the Meeting (or any adjournment thereof), or by the Secretary of the Meeting prior to commencement of the Meeting on the day of the Meeting or the day of any adjournment thereof.

6.	For further information, see “Proxy Voting Options” in the Management Information Circular.

VOTE BY PHONE:

In order to vote by phone, use any touch-tone phone to transmit your voting instructions. Phone toll-free 1-877-290-3210 (English and French) and follow the instructions the Vote Voice provides you. Have this Proxy Form in hand when you call. Your 13 digit Control Number is located on this form below, on the left hand side.

VOTE BY INTERNET:   www.proxyvoting.com/enbridge

In order to vote by internet, use the Internet to transmit your voting instructions and for electronic delivery of information. Have this form handy when you access the web site. You will be prompted to enter your 13 digit Control Number which is located on this form below, on the left hand side.

To utilize telephone voting or internet voting you will need to use your 13 digit Control Number, below and on the left side of this sheet. The control number is your personal security code and will be used to authenticate your voting instructions.

[		]	[	]
Your Control Number

[		]	[	]

VOTING OPTIONS AND INSTRUCTIONS
FOR REGISTERED SHAREHOLDERS

Dear Registered Shareholder,

We forward to you the enclosed proxy material relative to securities in your account and registered in your name. The Proxy Form is to enable your vote to be submitted on the stated issues or proposals.

If you plan to attend the meeting or designate another person to attend on your behalf, please print the name of the person attending the meeting on the appointee line, cross out the names of the Management Proxyholders, sign the Proxy Form and return it in the enclosed envelope.

Note: We are not able to receive your instructions to designate a proxy alternate by either telephone or internet.

When your delegate arrives at the meeting, have them give your name to the scrutineers and state that they are a proxy appointee. The scrutineers will be provided with a list of all appointees received prior to the voting cut-off-time. An appointee must attend the meeting in order for the vote to count.

NOTES:

Vote by Mail

1.	The Proxy Form should be read in conjunction with the accompanying Notice of Meeting, Management Information Circular and these Voting Options and Instructions.

2.	You may send your completed and signed Proxy Form in the envelope provided.

3.	If the Proxy Form is signed and the form is not marked otherwise, the securities will be voted as recommended in the Notice of Meeting and Management Information Circular.

Vote by Telephone

4.	As an alternative to completing the Proxy Form, you may enter your vote instruction by telephone. Call toll free 1-877-290-3210 (English and French). Your 13 digit Control Number is located on the lower left hand side of the back of the Proxy Form. If you vote by telephone, you agree that any applicable written or execution requirements have been satisfied. The following are situations where you cannot use the telephone voting service: the day of meeting or if you designate another person to attend and vote on your behalf.

Vote by Internet

5.	As a further alternative to completing this form you may enter your vote instruction by internet at website www.proxyvoting.com/enbridge. Your 13 digit Control Number is located on the lower left hand side of the back of the Proxy Form. If you vote by internet, you agree that any applicable written or execution requirements have been satisfied. The following are situations where you cannot use internet voting service: the day of the meeting or if you designate another person to attend and vote on your behalf.

As your vote is very important, we recommend that all voting instructions be received at least one business day prior to the voting cut-off time of 4:00 p.m., May 3, 2004.

If you have any questions regarding the enclosed documents, please contact the individual who services your account.

Please ensure that you send your voting instructions by mail, by telephone or by internet before the voting cut-off time. If you attempt to designate an alternate proxy appointee on this Proxy Form and submit the Proxy Form at the Annual and Special Meeting of Shareholders, your designation will be late and will not be effective. We urge you to read the above instructions, complete, sign and return your Proxy Form in the envelope provided or convey your vote by telephone or by internet, so that your securities can be voted according to your instructions.